EXHIBIT 2.1

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

by and between

WORTHINGTON STEEL OF MICHIGAN, INC.,

and each of

ANGUS INDUSTRIES, INC.

ANGUS INDUSTRIES, INC. EMPLOYEE STOCK OWNERSHIP TRUST

and

WILLIAM BLAIR MEZZANINE CAPITAL FUND III, L.P.

and

ROBERT A. KLUVER, not in his individual capacity but solely in his capacity as Phantom Unit Holder Representative severally but not jointly

dated as of

December 29, 2011

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(continued)

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(continued)

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(continued)

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LIST OF ATTACHMENTS

Attachment 1.3(e)	Extinguished Indebtedness
Attachment 1.3(h)	Flow of Funds
Attachment 1.5(a)	Net Working Capital Amount Example
Attachment 1.5(b)	Accounting Convention
Attachment 6.3	Negative Covenants
Attachment 6.7	Phantom Unit Holders
Attachment 6.8	Insurance
Attachment 9.1	Bonuses
Attachment 9.2	Life Insurance Policies/Deferred Benefit Plan
Attachment 11.2(c)(iv)	Material Consents
Attachment 11.2(c)(vii)	Payoff Letters/Released Encumbrances
Attachment 14.16	Closing Indebtedness

LIST OF EXHIBITS

Exhibit A	Escrow Agreement (Phantom Unit Holders)
Exhibit B	Escrow Agreement (Shareholder)
Exhibit C	Escrow Agreement (Noteholder)
Exhibit D	Noteholder Letter of Credit

LIST OF DISCLOSURE SCHEDULES

Shareholder Disclosure Schedule
Noteholder Disclosure Schedule
Company Disclosure Schedule
Purchaser Disclosure Schedule

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (together with Exhibits, Schedules and Attachments hereto, this “Agreement”), dated as of December 29, 2011 is made and entered into by and between WORTHINGTON STEEL OF MICHIGAN, INC., a Michigan corporation (the “Purchaser”), and each of (i) ANGUS INDUSTRIES, INC., a Delaware corporation (the “Company”), (ii) ANGUS INDUSTRIES, INC. EMPLOYEE STOCK OWNERSHIP TRUST, holder of all of the issued and outstanding stock of the Company (the “Shareholder”) acting by and through NORTH STAR TRUST COMPANY in its capacity as the Trustee of such trust and not in its corporate capacity, (iii) WILLIAM BLAIR MEZZANINE CAPITAL FUND III, L.P. (the “Noteholder”) and (iv) ROBERT A. KLUVER, not in his individual capacity but solely in his capacity as Phantom Unit Holder Representative.  The Purchaser, the Company, the Shareholder, the Noteholder and the Phantom Unit Holder Representative are sometimes individually referred to herein as a “Party” and collectively as the “Parties.”

W I T N E S S E T H:

WHEREAS, the Shareholder owns all of the issued and outstanding Shares of capital stock of the Company;

WHEREAS, the Shareholder desires to enter into this Agreement pursuant to which the Shareholder proposes to sell to the Purchaser, and the Purchaser proposes to purchase from the Shareholder (the “Acquisition”), all of the issued and outstanding capital stock of the Company, free and clear of all Encumbrances and all Liens;

WHEREAS, the Shareholder and the Purchaser desire to make the Section 338(h)(10) Election (as hereinafter defined);

WHEREAS, the Company has no outstanding phantom units, stock equivalent units, stock appreciation rights or other synthetic equity other than certain rights conferred under the Angus Industries, Inc. Phantom Stock Plan and the Angus Industries, Inc. 2005 Phantom Unit Plan, as amended, effective January 1, 2008 (collectively, the “Phantom Unit Plans”), pursuant to which the Company issued certain performance units or phantom units to its employees (collectively, the “Phantom Units”);

WHEREAS, prior to the execution and delivery of this Agreement, the Company has amended the Phantom Unit Plans;

WHEREAS, each Phantom Unit Holder is entering into concurrently with this Agreement a Phantom Unit Amendment Agreement dated of even date (each a “Phantom Unit Amendment Agreement” and collectively, the “Phantom Unit Amendment Agreements”) pursuant to which each such Phantom Unit Holder’s Phantom Units, other than any Rollover Units (as hereinafter defined below) (the “Cancelled Phantom Units”) will be cancelled in exchange for the consideration set forth more fully herein, conditional upon and subject to the closing of the Acquisition;

WHEREAS, certain Phantom Unit Holders (each, a “Key Management Phantom Unit Holder”) are entering into concurrently herewith an employment agreement and related agreements (the “Key Employee Incentive Compensation Agreements”) pursuant to which each of the Key Management Phantom Unit Holders is exchanging certain of his Phantom Units (each, a “Rollover Phantom Unit”) for restricted shares of the Purchaser, conditional upon and subject to the closing of the Acquisition;

WHEREAS, prior to the execution and delivery of this Agreement, the Company has redeemed (the “Redemption”) warrants to purchase 9,337 shares of common stock of the Company held by the Noteholder in exchange for the Redemption Note (as hereinafter defined);

WHEREAS, as a condition to the execution and delivery of this Agreement by the Purchaser, the Purchaser is requiring that the Noteholder become a party to this Agreement;

WHEREAS, the Parties (other than the Purchaser) desire to be bound to this Agreement with the Purchaser severally but not jointly and to use a single document to document the agreement between the Purchaser, on the one hand, and each of the other Parties, respectively, on the other hand, for convenience and consistency and do not desire to create an agreement or transaction among or between any of the Company, the Shareholder, the Noteholder or the Phantom Unit Holder Representative; and

WHEREAS, the Parent is entering into concurrently with this Agreement that certain Guaranty dated of even date (the “Guaranty”) pursuant to which the Parent is guaranteeing certain obligations of the Purchaser set forth in Article I of this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, agreements and conditions hereinafter set forth, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

PURCHASE AND SALE

1.1           Agreement to Purchase and Sell.  Subject to the terms and conditions of this Agreement, at the Closing: (i) the Shareholder will sell, transfer and deliver to the Purchaser, and the Purchaser will purchase, acquire and take delivery from the Shareholder of, all of the issued and outstanding capital stock of the Company, free and clear of all Encumbrances and all Liens and (ii) the Company will terminate each of the Phantom Units in accordance with and pursuant to the Phantom Unit Plans, the Phantom Unit Amendment Agreements and the Key Employee Incentive Compensation Agreements.

1.2           Purchase Price.  The purchase price (the “Purchase Price”) shall be an amount equal to the Adjusted Equity Value of the Company.  The Purchase Price shall be paid as contemplated by Section 1.3 hereof.

1.3           Closing Actions.

(a)            On the Closing Date, the Purchaser will purchase from the Shareholder all of the issued and outstanding capital stock of the Company, and the Purchaser will pay to the Shareholder an amount equal to the Per Share Closing Payment multiplied by the number of shares of capital stock of the Company being sold by the Shareholder (the “Shareholder Closing Cash Amount”) reduced by (i) the Shareholder Portion of the Indemnification Escrow Amount (which amount will be deposited with the Escrow Agent pursuant to the terms of the Escrow Agreement (Shareholder), which the Purchaser will pay to the Escrow Agent in accordance with Section 1.4 hereof, (ii) the Shareholder Portion of the Working Capital Escrow Amount (which amount will be deposited with the Escrow Agent pursuant to the terms of the Escrow Agreement (Shareholder), which the Purchaser shall pay to the Escrow Agent in accordance with Section 1.4 hereof, and (iii) the amount of the Shareholder Expense Fund (which amount Purchaser will deposit into an account designated by the Shareholder pursuant to the terms of the Shareholder Expense Fund Agreement).

(b)           On the Closing Date, the Purchaser will purchase from the Company 6,302.943 treasury shares or newly-issued shares of capital stock of the Company for a purchase price equal to the Per Share Closing Payment multiplied by the number of Phantom Units for which duly executed Phantom Unit Amendment Agreements have been received (the “Aggregate Cancelled Phantom Unit Holder Amount”) less the Aggregate Cancelled Phantom Unit Holder Reduction Amount.

(c)           On or the day after the Closing Date, the Company will pay to each Phantom Unit Holder in accordance with each duly executed Phantom Unit Amendment Agreement each Individual Phantom Unit Holder’s Portion of the Aggregate Cancelled Phantom Unit Holder Amount less the Aggregate Cancelled Phantom Unit Holder Reduction Amount (the “Aggregate Cancelled Phantom Unit Holder Closing Cash Amount”) reduced by (i) the Phantom Unit Holder Portion of the Indemnification Escrow (which amount will be deposited with the Escrow Agent pursuant to the terms of the Escrow Agreement (Phantom Unit Holder), which the Company will deliver to the Escrow Agent in accordance with Section 1.4 hereof), (ii) the Phantom Unit Holder Portion of the Working Capital Escrow Amount (which amount will be deposited with the Escrow Agent pursuant to the terms of the Escrow Agreement (Phantom Unit Holder), which the Company shall deliver to the Escrow Agent in accordance with Section 1.4 hereof), (iii) the Phantom Unit Holder Expense  Fund Portion of the Noteholder/Phantom Unit Holder Expense Fund (which amount will be deposited with the Expense Fund Escrow Agent pursuant to the terms of the Expense Fund Escrow Agreement), (iv) the amount of the Phantom Unit Holder Administrative Expense Fund (which amount the Company will deposit into an account designated by the Phantom Unit Holder Representative pursuant to the terms of the Phantom Unit Amendment Agreement), and (v) such amounts as the Company is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law.  The payments shall be paid through the Company’s employee payroll processing system.

(d)           On the Closing Date, each Key Management Employee will exchange each Rollover Phantom Unit less the Phantom Unit Holder Reduction Amount attributable to each such Rollover Phantom Unit for restricted shares of stock of the Purchaser in accordance with each Key Employee’s Key Employee Incentive Compensation Agreement.

(e)            On the Closing Date, after the action described in Section 1.3(a) has occurred, the Purchaser will pay off all of the Indebtedness of the Company and its Subsidiaries set forth on Attachment 1.3(e) or Exhibit II.B of the Flow of Funds (the “Extinguished Indebtedness”) in accordance with the Payoff Letters.

(f)            On the Closing Date, the Company shall, and the Purchaser will cause the Company to, cause PNC Bank, National Association, or such other financial institution acceptable to the Noteholder to issue a letter of credit in the form of Exhibit D (the “Noteholder Letter of Credit”) in favor of the Noteholder securing the Redemption Note.

(g)           Within 15 days after the Closing Date, Purchaser shall cause the Company to pay to the Noteholder the amount then due under the Redemption Note reduced by (i) the Noteholder Portion of the Indemnification Escrow Amount (which amount will be deposited with the Escrow Agent pursuant to the terms of the Escrow Agreement (Noteholder), which the Purchaser will cause the Company to pay to the Escrow Agent, on behalf of the Noteholder, in accordance with Section 1.4), (ii) the Noteholder Portion of the Working Capital Escrow Amount (which amount will be deposited with the Escrow Agent pursuant to the terms of the Escrow Agreement (Noteholder)), which the Purchaser shall cause the Company to pay to the Escrow Agent, on behalf of the Noteholder,  in accordance with Section 1.4 hereof), and (iii) the Noteholder Expense Fund Portion of the Noteholder/Phantom Unit Holder Expense Fund (which amount will be deposited with the Expense Fund Escrow Agent on behalf of the Noteholder, pursuant to the terms of the Expense Fund Escrow Agreement).

(h)           The flow of funds attached as Attachment 1.3(h) (the “Flow of Funds”) sets forth the manner in which the funds are to be transferred on or after the Closing Date, consistent with this Agreement and the Contemplated Transactions.

1.4           Escrows.  The Purchaser will deliver the Shareholder Portion of the Indemnification Escrow Amount and the Working Capital Escrow Amount (which amounts will be deposited with the Escrow Agent pursuant to the terms of the Escrow Agreement (Shareholder) in accordance with Section 1.3(a)), the Company will deliver the Phantom Unit Holder Portion of the Indemnification Escrow Amount and the Working Capital Escrow Amount (which amounts will be deposited with the Escrow Agent pursuant to the terms of the Escrow Agreement (Phantom Unit Holder) and the Phantom Unit Holder’s Expense Fund Portion (which amounts will be deposited with the Expense Fund Escrow Agent pursuant to the terms of the Expense Fund Escrow Agreement) in accordance with Section 1.3(c)), and, upon the Maturity Date of the Redemption Note, the Purchaser will cause the Company to deliver, on behalf of the Noteholder,  the Noteholder Portion of the Indemnification Escrow Amount and the Working Capital Escrow Amount (which amounts will be deposited with the Escrow Agent pursuant to the terms of the Escrow Agreement (Noteholder) in accordance with Section 1.3(g), and the Purchaser will cause the Company to deliver, on behalf of the Noteholder, the Noteholder’s Expense Fund Portion (which amounts will be deposited with the Expense Fund Escrow Agent pursuant to the terms of the Expense Fund Escrow Agreement). In each case the Indemnification Escrow Amount and Working Capital Escrow Amount of each of the Parties is to be administered by the Escrow Agent pursuant to the terms of the Escrow Agreement (Shareholder), the Escrow Agreement (Phantom Unit Holder), and the Escrow Agreement (Noteholder). The Indemnification Escrow Amount will secure the payment obligations of the Shareholder, the Phantom Unit Holders and the Noteholder under the indemnification obligations contained in Article XIII, and, to the extent that the Working Capital Escrow Amount is less than the Purchase Price Deficit, the difference may be satisfied from the Indemnification Escrow Amount.  The Working Capital Escrow Amount will secure the payment obligations of the Shareholder, the Phantom Unit Holders and the Noteholder under Section 1.5   All payments under this Section 1.4 will be made in cash by wire transfer of immediately available funds to such bank account(s) as shall be designated in writing by the Shareholder, the Phantom Unit Holder Representative, the Company or the Noteholder, as the case may be.

1.5           Adjustment of Purchase Price.

(a)            (i)           On or prior to the Closing Date, the Company will deliver to the Purchaser an estimated consolidated balance sheet of the Company (the “Estimated Balance Sheet”), setting forth in a presentation consistent with the Company’s Interim Balance Sheet, as of 11:59 p.m., Eastern Time, on the Closing Date and a certificate setting forth in reasonable detail:

(1)           the Company’s good faith estimate of the consolidated working capital statement of the Company and its Subsidiaries as of 11:59, p.m., Eastern Time on the Closing Date (the “Estimated Closing Net Working Capital Statement”);

(2)           the amount of the Net Working Capital derived from the Estimated Closing Net Working Capital Statement (the “Estimated Net Working Capital Amount”); and

(3)           the amount by which the Estimated Net Working Capital Amount is less than or greater than the Net Working Capital Target (the “Estimated Net Working Capital Deficit” or the “Estimated Net Working Capital Excess,” as applicable).

An example of the calculation of the Estimated Net Working Capital Amount as if the Closing Date were October 31, 2011 is set forth on Attachment 1.5(a).

(ii)           No later than forty-five (45) days following the Closing Date, the Noteholder will prepare or cause to be prepared (with the cooperation of Company management and employees as described below) and submit to the Shareholder for approval (which approval shall not be unreasonably withheld or delayed) a calculation of the Net Working Capital amount in a presentation consistent with Attachment 1.5(a) for the Company and its Subsidiaries as of 11:59 p.m., Eastern Time, on the Closing Date (the “Closing Net Working Capital Statement”) and a statement setting forth the amount of the Net Working Capital as of 11:59 p.m. Eastern Time on the Closing Date derived from the Closing Net Working Capital Statement (the “Proposed Net Working Capital Amount”), together with an unaudited consolidated balance sheet of the Company (the “Closing Date Balance Sheet”) as of 11:59 p.m. Eastern Time on the Closing Date in a presentation consistent with the Company’s Interim  Balance Sheet.  The Shareholder shall have ten (10) days from receipt of the Closing Net Working Capital Statement, the Proposed Net Working Capital Amount and the Closing Date Balance Sheet to provide written notice to the Noteholder with respect to the manner in which any specific items are calculated and the reasons therefor.  The Shareholder and the Noteholder shall cooperate with each other to finalize the Closing Net Working Capital Statement, the Proposed Net Working Capital Amount and the Closing Date Balance Sheet and to submit the same to the Purchaser no later than sixty (60) days following the Closing Date.  The Purchaser and the Company will (X) provide the Shareholder, the Noteholder and each of their Representatives reasonable access to the books, records and documents underlying the preparation of the Closing Net Working Capital Statement, along with, upon reasonable prior notice, reasonable access to those members of management and employees of the Purchaser and the Company who are familiar with their contents (including William F. Knese and Robert A. Kluver), each of whom shall cooperate with the Noteholder and the Shareholder as reasonably requested; and (Y) cause their internal accountants (and subject to confidentiality agreements reasonably acceptable to the Purchaser and their independent registered public accountants), their independent registered public accountants to provide copies of their work papers underlying the Closing Date Balance Sheet, the Closing Net Working Capital Statement and the Proposed Net Working Capital Amount.

(iii)           The Noteholder will, promptly upon the request by the Company or the Purchaser, make available to the Company and the Purchaser and their Representatives, the books, records, documents and work papers underlying the preparation of, and the report with respect to, the Closing Net Working Capital Statement and the report with respect to the Proposed Net Working Capital Amount, along with reasonable access to those employees and agents of the Noteholder who are familiar with their contents.  In the event the Company or the Purchaser disputes the correctness of the Proposed Net Working Capital Amount, the Company or the Purchaser will notify the Shareholder and the Noteholder in writing of its objections within thirty (30) days after receipt of the Shareholder and Noteholder’s calculation of the Proposed Net Working Capital Amount and will set forth, in writing and in reasonable detail, each of the reasons for such objections (the “Notice of Objection”); provided, that the reasons for such objection shall include only (X) non-compliance with or a deviation from the standards set forth in Section 1.5(b) for the preparation of the Closing Data and (Y) mathematical errors in the computation of the Proposed Net Working Capital Amount.  To the extent not set forth in the Notice of Objection to the calculation of the Proposed Net Working Capital Amount, the Purchaser shall be deemed to have agreed with the Shareholder and Noteholder’s calculation of all other amounts and items contained in the Proposed Net Working Capital Amount, and neither Party may thereafter dispute any item or amount not set forth in such Notice of Objection.  If the Purchaser or the Company fails to deliver such Notice of Objection within such time, the Purchaser and the Company shall be deemed to have accepted the Proposed Net Working Capital Amount.  The Purchaser, the Shareholder and the Noteholder shall endeavor in good faith to resolve any disputed matters within twenty (20) days after the Shareholder’s and the Noteholder’s receipt of the Purchaser’s Notice of Objection.  If the Purchaser, the Shareholder and the Noteholder are unable to resolve the disputed matters, the Purchaser, the Shareholder and the Noteholder will select a mutually agreeable nationally or regionally recognized accounting firm (other than McGladrey & Pullen, LLP or KPMG LLP or any other accounting firm with which any of the Parties has a material relationship) (the “Independent Accountants”) to resolve the matters in dispute (in a manner consistent with Section 1.5(b) and with any matters not in dispute), including the appropriate amount of interest or earnings, if any, due on the disputed amounts (determined in accordance with Section 1.5(c) or Section 1.5(d), as the case may be) and the determination of the Independent Accountants in respect of the correctness of each matter remaining in dispute shall be conclusive and binding on the Purchaser, the Company, the Shareholder and the Noteholder; provided, that the Independent Accountants may not assign a value to any item greater than the greatest absolute value for such item claimed by either the Purchaser, on the one hand, or the Shareholder and the Noteholder, on the other hand, or less than the smallest absolute value for such item claimed by either the Purchaser, on the one hand, or the Shareholder and the Noteholder, on the other hand.  The costs and expenses of the Independent Accountants shall be allocated between the Parties based upon the percentage which the portion of the contested amount not awarded to each Party bears to the amount actually contested by such Party, as determined by the Independent Accountants.  Each Party shall execute a reasonably acceptable engagement letter, if requested to do so by the Independent Accountants.  The Closing Net Working Capital Amount of the Company as of the Closing Date, as finally determined pursuant to this Section 1.5(a) (whether by failure of the Purchaser to deliver a Notice of Objection, by agreement of the Purchaser, the Shareholder and the Noteholder, or by determination of the Independent Accountants selected as set forth above), is referred to herein as the “Final Net Working Capital Amount.”

(b)           The Closing Date Balance Sheet, the Proposed Net Working Capital Amount and the Final Net Working Capital Amount (the “Closing Data”) shall be determined in accordance with (i) GAAP consistently applied in accordance with past practice, the Annual Financial Statements, the notes to the Annual Financial Statements and (ii) the accounting principles, policies, practices and methods set forth on Attachment 1.5(b) hereto (the “Accounting Convention”) consistently applied in accordance with past practice; provided, however, that if there is a conflict between GAAP, the Annual Financial Statements, and the notes to the Annual Financial Statements, on the one hand, and the Accounting Convention, on the other hand, the Accounting Convention shall take precedence.  In no event shall the resolution of any dispute regarding the Closing Data result in the Closing Data not being prepared on a basis consistent with the Accounting Convention.

(c)            (i)           For the avoidance of doubt, any federal Tax liability imposed on the Company or its Subsidiaries by Code Section 1374 attributable to making the Section 338(h)(10) Election and any corresponding state or local Tax liability imposed as a result of built in gains recognized in connection with the deemed sale of the Company’s assets as a result of the Section 338(h)(10) Election shall be taken into account in determining and shall be reflected as a Tax liability in the Closing Data.  Any Tax liability so accrued shall reflect appropriate state tax deductions attributable to the payment or accrual of such Taxes up through the Closing Date as well as any other appropriate deductions or offsets against such entity level Company or Subsidiary Tax liability, including all deductions related to payments to the Phantom Unit Holders pursuant to Section 1.3(c), the payment of bonuses pursuant to Section 9.1 of this Agreement, and all other items of compensation for services paid at or prior to Closing as required by this Agreement.

(ii)            For the avoidance of doubt, any Tax liability imposed on the Company or its Subsidiaries as a result of the payments described in Section 1.3(c) and Section 9.1 which is not paid by the Company on or before the Closing Date, shall be taken into account in determining and shall be reflected as a Tax liability in the Closing Data.

(d)           Following the process set forth in Section 1.5(a) hereof, if the Final Purchase Price is greater than the Aggregate Closing Payment (such excess, the “Purchase Price Excess”) then the Purchaser will pay to the Shareholder, the Shareholder Portion, to the Phantom Unit Holders, the Phantom Unit Holder Portion, and cause the Company to pay pursuant to the Redemption Note to the Noteholder, the Noteholder Portion, of the Purchase Price Excess.  Any amounts payable hereunder will be paid no later than five (5) Business Days following determination of the Final Net Working Capital Amount and will be made in cash by wire transfer of immediately available funds to such bank account as shall be designated in writing by the Shareholder, the Phantom Unit Holder Representative and the Noteholder, as the case may be, at least three (3) Business Days prior to the payment date.

(e)            Following the process set forth in Section 1.5(a) hereof, if the Final Purchase Price is less than the Aggregate Closing Payment (such difference, the “Purchase Price Deficit”), then the Purchaser, the Shareholder, the Phantom Unit Holder Representative and the Noteholder, as the case may be, will instruct the Escrow Agent to disburse from the Working Capital Escrow Amount, and the Escrow Agent will disburse from the Working Capital Escrow Amount to the Purchaser, the Shareholder Portion of the Purchase Price Deficit, the Phantom Unit Holder Portion of the Purchase Price Deficit and the Noteholder Portion of the Purchase Price Deficit, respectively.  In the event the Purchase Price Deficit exceeds the Working Capital Escrow Amount, then the Purchaser, the Shareholder, the Phantom Unit Holder Representative and the Noteholder, as the case may be, will instruct the Escrow Agent to disburse from the Indemnification Escrow Amount, and the Escrow Agent will disburse from the Indemnification Escrow Amount to the Purchaser such excess amounts.  Any amounts payable hereunder will be paid no later than five (5) Business Days following determination of the Final Net Working Capital Amount and will be made in cash by wire transfer of immediately available funds to such bank account(s) as shall be designated in writing by the Purchaser at least three (3) Business Days prior to the payment date.

(f)            Any payment made to any Party under this Section 1.5 shall not be subject to or included in the calculations made in respect of Section 13.3(a), Section 13.5(a) or Section 13.6(a) to the extent such payments would be duplicative.

1.6           Closing.  The closing (the “Closing”) of the Contemplated Transactions will take place at the Columbus, Ohio offices of Vorys, Sater, Seymour and Pease, LLP on December 29, 2011, or at such other time and place as the Parties to this Agreement may agree (the “Closing Date”).  The Closing shall be deemed to occur at 11:59 p.m., Eastern Time, on the Closing Date.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDER

The Shareholder represents and warrants to the Purchaser that each statement contained in this Article II is true and correct as of the date hereof, except as set forth in the Schedules accompanying this Agreement (collectively, the “Shareholder Disclosure Schedule”).  The Shareholder Disclosure Schedule shall be arranged with numbered sections corresponding to the relevant Sections of this Article II.  Each section of the Shareholder Disclosure Schedule shall be deemed to incorporate by reference all information disclosed in any other section of the Shareholder Disclosure Schedule, if the applicability of the information disclosed in such other section to the section at issue is readily apparent on its face.

2.1           Organization.  The Shareholder is duly organized, validly existing and in good standing under the Applicable Laws of the jurisdiction of its formation.

2.2           Authority and Enforceability.  The Shareholder has the requisite power and authority to execute and deliver this Agreement and the Shareholder Ancillary Documents and any other certificate, agreement, document or other instrument that this Agreement requires be executed and delivered by the Shareholder to the Purchaser in connection with the Contemplated Transactions (the “Shareholder Closing Documents”) and to consummate the Contemplated Transactions.  The execution, delivery and performance by the Shareholder of this Agreement, the Shareholder Ancillary Documents and the Shareholder Closing Documents, and the consummation of the Contemplated Transactions by the Shareholder have been duly authorized by all necessary action on the part of the Shareholder.  This Agreement has been, and, as of the Closing, the Shareholder Ancillary Documents and the Shareholder Closing Documents will have been, duly executed and delivered by the Shareholder and assuming due authorization, execution and delivery by each of the other Parties hereto, this Agreement constitutes, and upon due execution and delivery, each of the Shareholder Ancillary Documents and the Shareholder Closing Documents will constitute, a legal, valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms, except as limited by (a) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws relating to creditors’ rights generally; (b) general principles of equity, whether such enforceability is considered in a proceeding in equity or at law; or (c) ERISA.

2.3           No Conflicts; Consents.

(a)           Except for filings and consents required under the HSR Act, the execution, delivery and performance by the Shareholder of this Agreement  and each of the Shareholder Ancillary Documents do not, and the consummation of the Contemplated Transactions by the Shareholder will not: (i) violate the provisions of any Organizational Documents of the Shareholder; (ii) violate, breach, conflict with or constitute an event of default (or an event which with written notice, lapse of time or both could constitute a default), under, result in the acceleration of, create in any other Person the right to accelerate, terminate, modify or cancel or require any notice under the Plan or any material Contract or Authorization to which the Shareholder is party, and which would not and would not reasonably be expected to materially impair the ability of the Shareholder to perform its obligations under this Agreement; (iii) result in the creation of any Encumbrances or Liens, other than Encumbrances or Liens created by the Purchaser, upon the Shares; or (iv) violate any Applicable Law to which the Shareholder is subject (other than Section 406 of ERISA, Section 407 of ERISA and Section 4975 of the Code) and which would or would reasonably be expected to impair the ability of the Shareholder to perform its obligations under this Agreement or any of the Shareholder Ancillary Documents or result in a Material Adverse Effect on the Company.

(b)           No Authorization or Order of, registration, declaration or filing with, or notice to any Governmental Entity is required to be obtained by the Shareholder in connection with the execution and delivery of this Agreement or any of the Shareholder Ancillary Documents and the consummation of the Contemplated Transactions, except for such Authorizations, Orders, registrations, declarations, filings and notices (i) as may be required under the HSR Act and the Other Antitrust Laws, or (ii) the failure to obtain which would not be reasonably expected to, and would not, (A) have a Material Adverse Effect on the Shareholder or the Company or (B) materially impair or delay the ability of the Shareholder to perform its obligations under this Agreement or the Shareholder Ancillary Documents or to consummate the Contemplated Transactions.

2.4           The Shares.

(a)           The Shareholder holds of record and owns beneficially all of the Shares, which constitute all of the issued and outstanding shares of capital stock of the Company held of record or beneficially by the Shareholder.  This Agreement, together with the other documents executed and delivered at Closing by the Shareholder, will be effective to transfer valid title to the Shares to the Purchaser, free and clear of any Encumbrances and Liens, other than Encumbrances and Liens created by the Purchaser.

(b)           Except as set forth in the Shareholder Disclosure Schedule, the Shareholder is not party to (i) any voting agreement, voting trust, registration rights agreement, stockholder agreement or other similar agreement or arrangement with respect to the capital stock of the Company or (ii) any Contract obligating the Shareholder to vote or dispose of any shares of the capital stock of, or other equity or voting interests in, the Company or which has the effect of restricting or limiting the transfer, voting or other rights associated with the Shares, other than as provided in the Plan.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE NOTEHOLDER

The Noteholder represents and warrants to the Purchaser that each statement contained in this Article III is true and correct as of the date hereof, except as set forth in the Schedules accompanying this Agreement (collectively, the “Noteholder Disclosure Schedule”).  The Noteholder Disclosure Schedule shall be arranged with numbered sections corresponding to the relevant sections of this Article III.  Each section of the Noteholder Disclosure Schedule shall be deemed to incorporate by reference all information disclosed in any other section of the Noteholder Disclosure Schedule, if the applicability of the information disclosed in such other section to the section at issue is readily apparent on its face.

3.1           Organization.  The Noteholder is duly organized, validly existing and in good standing under the Applicable Laws of the jurisdiction of its formation.

3.2           Authority and Enforceability.  The Noteholder has the requisite power and authority to execute and deliver this Agreement and the Noteholder Ancillary Documents and any other certificate, agreement, document or other instrument that this Agreement requires be executed and delivered by the Noteholder to the Purchaser in connection with the Contemplated Transactions (the “Noteholder Closing Documents”) and to consummate the Contemplated Transactions.  The execution, delivery and performance by the Noteholder of this Agreement, the Noteholder Ancillary Documents and the Noteholder Closing Documents, and the consummation of the Contemplated Transactions by the Noteholder have been duly authorized by all necessary action on the part of the Noteholder.  This Agreement has been, and, as of the Closing, the Noteholder Ancillary Documents and the Noteholder Closing Documents will have been, duly executed and delivered by the Noteholder and assuming due authorization, execution and delivery by each of the other Parties hereto, this Agreement constitutes, and upon due execution and delivery, each of the Noteholder Ancillary Documents and the Noteholder Closing Documents will constitute, a legal, valid and binding obligation of the Noteholder, enforceable against the Noteholder in accordance with its terms, except as limited by (a) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws relating to creditors’ rights generally and (b) general principles of equity, whether such enforceability is considered in a proceeding in equity or at law.

3.3           No Conflicts; Consents.

(a)           Except as set forth in the Noteholder Disclosure Schedule and except for filings and consents required under the HSR Act, the execution, delivery and performance by the Noteholder of this Agreement  and each of the Noteholder Ancillary Documents do not, and the consummation of the Contemplated Transactions by the Noteholder will not: (i) violate the provisions of any Organizational Documents of the Noteholder; (ii) violate, breach, conflict with or constitute an event of default (or an event which with written notice, lapse of time or both could constitute a default), under, result in the acceleration of, create in any other Person the right to accelerate, terminate, modify or cancel or require any notice under any material Contract or Authorization to which the Noteholder is party, and which would not and would not reasonably be expected to materially impair the ability of the Noteholder to perform its obligations under this Agreement; or (iii) violate any Applicable Law to which the Noteholder is subject and which would or would reasonably be expected to impair the ability of the Noteholder to perform its obligations under this Agreement or any of the Noteholder Ancillary Documents or result in a Material Adverse Effect on the Company.

(b)           No Authorization or Order of, registration, declaration or filing with, or notice to any Governmental Entity is required to be obtained by the Noteholder in connection with the execution and delivery of this Agreement or any of the Noteholder Ancillary Documents or any of the Noteholder Closing Documents and the consummation of the Contemplated Transactions, except for such Authorizations, Orders, registrations, declarations, filings and notices (i) as may be required under the HSR Act and the Other Antitrust Laws, or (ii) the failure to obtain which would not be reasonably expected to, and would not, (A) have a Material Adverse Effect on the Noteholder or the Company or (B) materially impair or delay the ability of the Noteholder to perform its obligations under this Agreement or the Noteholder Ancillary Documents or to consummate the Contemplated Transactions.

3.4           Ownership.

(a)           Immediately prior to the Redemption, the Noteholder held of record and owned beneficially warrants to acquire 9,337 shares of common stock of the Company, which constituted all of the issued and outstanding warrants or other rights to purchase common stock of the Company held of record or beneficially by the Noteholder.  The Redemption Agreement was effective to transfer valid title to the warrants to the Company, free and clear of any Encumbrances or Liens, other than Encumbrances or Liens created by the Company.  The Noteholder does not currently own any Company Securities.

(b)           Except as set forth in the Noteholder Disclosure Schedule, or as contemplated by this Agreement or any agreements related to the Extinguished Indebtedness, the Noteholder is not party to (i) any voting agreement, voting trust, registration rights agreement, stockholder agreement or other similar agreement or arrangement with respect to the capital stock of the Company or (ii) any Contract obligating the Noteholder to vote or dispose of any shares of the capital stock of, or other equity or voting interests in, the Company or which has the effect of restricting or limiting the transfer, voting or other rights associated with the Shares.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Purchaser that each statement contained in this Article IV is true and correct as of the date hereof, except as set forth in the Schedules accompanying this Agreement (collectively, the “Company Disclosure Schedule”).  The Company Disclosure Schedule shall be arranged with numbered sections corresponding to the relevant sections of this Article IV.  Each section of the Company Disclosure Schedule shall be deemed to incorporate by reference all information disclosed in any other section of the Company Disclosure Schedule, if the applicability of the information disclosed in such other section to the section at issue is readily apparent on its face.

4.1           Organization and Good Standing.  The Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, has all requisite corporate power to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which it owns or leases property or conducts any business so as to require such qualification, except where the failure to be so qualified would not reasonably be expected to, and would not, have a Material Adverse Effect on the Company.  The Company Disclosure Schedule lists all such jurisdictions in which the Company is so qualified.  The Company has made available to the Purchaser copies of its Organizational Documents.  The Company Disclosure Schedule lists all names under which the Company has conducted business since December 31, 2004.

4.2           Capitalization; Minute Books.

(a)           The authorized capital stock of the Company consists of 100,000 shares of common stock, par value $.01 per share, of which 17,754.679 shares are issued and outstanding (collectively, the “Shares”).  The Shares are duly authorized, validly issued, fully paid and non-assessable.  Other than the Shares and those Equity Securities set forth in the Company Disclosure Schedule, there are no outstanding (i) shares of capital stock of the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (iii) options or other rights to acquire from the Company, or other obligations of the Company to issue or pay cash valued by reference to, any capital stock, voting securities or securities convertible into or exchangeable for capital stock of the Company (the items in clauses (i), (ii) and (iii) being referred to collectively as the “Company Securities”).  There are no outstanding obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any of the Company Securities.

(b)           Neither the Shares nor any Equity Securities were issued in violation of:  (i) any preemptive or similar rights of any Person or in violation of any applicable federal or state securities laws; or (ii) any Contract to which the Shareholder or the Company is or was a party or beneficiary or by which the Shareholder or the Company or their respective properties or assets are or were subject.  There are no voting trusts, proxies, or other agreements or understandings to which the Company is a party with respect to the voting of the Shares other than those described in Section 2.4(b).

(c)           The minute books of the Company completely and accurately reflect in all material respects all material actions taken by the Board of Directors of the Company or the Shareholder by written consent or resolution on or after January 1, 2004.

4.3           Subsidiaries of the Company.

(a)           Each Subsidiary of the Company is duly organized validly existing and in good standing under the laws of the jurisdiction of its formation, has all requisite power to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified to do business and is in good standing in each jurisdiction in which it owns or leases property or conducts any business so as to require such qualification, except where the failure to be so qualified would not and would not reasonably be expected to have a Material Adverse Effect on the Company or the Subsidiary taken as a whole.  The Company has made available to Purchaser copies of the Organizational Documents of each of its Subsidiaries.  No Subsidiary is in default under or in violation of any of its Organizational Documents.  The Company Disclosure Schedule lists all names in which each Subsidiary of the Company has conducted business since December 31, 2004.  The Company Disclosure Schedule contains a true and complete list of the Subsidiaries of the Company and sets forth, with respect to each such Subsidiary, the jurisdiction of formation, the jurisdictions in which such Subsidiary is qualified to do business as a foreign corporation or limited liability company, as applicable, the authorized and outstanding capital stock of such Subsidiary and the owner(s) of record of such outstanding capital stock.

(b)           All of the outstanding shares of capital stock or membership interests of the Subsidiaries of the Company, as applicable (collectively, the “Subsidiary Shares”) are duly authorized, validly issued, fully paid and non-assessable.  The Company holds of record and owns beneficially all of the Subsidiary Shares.  Other than as set forth in the Company Disclosure Schedule, no Subsidiary of the Company (i) has outstanding (x) any shares of capital stock, (y) securities of the Subsidiary convertible into or exchangeable for shares of capital stock or voting securities of the Subsidiary or (z) options or other rights to acquire from the Subsidiary, or any other obligations of the Subsidiary to issue or pay cash valued by reference to, any capital stock, voting securities or securities convertible into or exchangeable for capital stock of the Subsidiary; or (ii) owns, directly or indirectly, any stock, partnership interest, limited liability company interest or joint venture interest in, or any security issued by, any other Person.  There are no voting trusts, proxies, or other agreements or understandings to which the Company or a Subsidiary is a party with respect to the transfer, voting or other rights associated with the Subsidiary Shares.

(c)           Other than the Subsidiaries, the Company does not own, directly or indirectly, any stock, partnership interest, limited liability interest or joint venture interest in, or any security issued by, any other Person.

(d)           The Subsidiary Shares were not issued in violation of:  (i) any preemptive or similar rights of any Person or in violation of any applicable federal or state securities laws; or (ii) any Contract to which such Subsidiary or the Company is or was a party or beneficiary or by which such Subsidiary or the Company or their respective properties or assets are or were subject.

(e)           The minute books or other records of each Subsidiary completely and accurately reflect in all material respects all material actions taken by the Board of Directors (or equivalent body) and the shareholder of the Subsidiary by written consent or resolution on or after January 1, 2004.

4.4           Authority and Enforceability.  The Company has the requisite power and authority to execute and deliver this Agreement and the Company Ancillary Documents and any other certificate, agreement, document or other instrument that this Agreement requires be executed and delivered by the Company to the Purchaser in connection with the Contemplated Transactions (the “Company Closing Documents”) and to consummate the Contemplated Transactions.  The execution, delivery and performance by the Company of this Agreement, the Company Ancillary Documents and the Company Closing Documents, and the consummation of the Contemplated Transactions by the Company have been duly authorized by all necessary action on the part of the Company.  This Agreement has been, and, as of the Closing, the Company Ancillary Documents and the Company Closing Documents will have been, duly executed and delivered by the Company and assuming due authorization, execution and delivery by each of the other Parties hereto, this Agreement constitutes, and upon due execution and delivery, each of the Company Ancillary Documents and the Company Closing Documents will constitute, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by (a) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws relating to creditors’ rights generally and (b) general principles of equity, whether such enforceability is considered in a proceeding in equity or at law.

4.5           No Conflicts; Consents.

(a)           Except as set forth in the Company Disclosure Schedule and except for filings and consents required under the HSR Act, the execution, delivery and performance by the Company of this Agreement  and each of the Company Ancillary Documents do not, and the consummation of the Contemplated Transactions by the Company will not: (i) violate the provisions of any Organizational Documents of the Company or a Subsidiary; (ii) violate, breach, conflict with or constitute an event of default (or an event which with written notice, lapse of time or both could constitute a default), under, result in the acceleration of, create in any other Person the right to accelerate, terminate, modify or cancel or require any notice under any material Contract or Authorization to which the Company or a Subsidiary is party, and which would not and would not reasonably be expected to materially impair the ability of the Company to perform its obligations under this Agreement; (iii) result in the creation of any Encumbrances or Liens, other than Encumbrances or Liens created by the Purchaser, upon any of the assets owned or used by the Company or any of its Subsidiaries, except in each such case where such Encumbrance or Lien would not and would not reasonably be expected to have a Material Adverse Effect on the Company; or (iv) violate any Applicable Law to which the Company is subject except any such violation which would not and would not reasonably be expected to impair the ability of the Company  to perform its obligations under this Agreement or any of the Company Ancillary Documents or have a Material Adverse Effect on the Company.

(b)           No Authorization or Order of, registration, declaration or filing with, or notice to any Governmental Entity is required to be obtained by the Company in connection with the execution and delivery of this Agreement or any of the Company Ancillary Documents or any of the Company Closing Documents and the consummation of the Contemplated Transactions, except for such Authorizations, Orders, registrations, declarations, filings and notices (i) as may be required under the HSR Act and the Other Antitrust Laws, or (ii) the failure to obtain which would not be reasonably expected to, and would not, (A) have a Material Adverse Effect on the Company or (B) materially impair or delay the ability of the Company to perform its obligations under this Agreement or the Company Ancillary Documents or to consummate the Contemplated Transactions.

4.6           Financial Statements; No Liabilities.

(a)           True, complete and accurate copies of the Company’s audited financial statements consisting of the consolidated balance sheet of the Company and its Subsidiaries and the related consolidated statements of income and retained earnings, stockholders’ equity and cash flows, as of and for the years ended December 31, 2009 and 2010 (the “Annual Financial Statements”) and unaudited financial statements consisting of the consolidated balance sheet of the Company and its Subsidiaries and the related consolidated statements of income and cash flows as of and for the nine-month period ended September 30, 2011 (the “Interim Financial Statements”) and unaudited financial statements consisting of the consolidated balance sheet of the Company and its Subsidiaries and the related consolidated statements of income and cash flows as of and for the eleven-month period ended November 30, 2011 (the “Most Recent Financial Statements”) and together with the Annual Financial Statements and the Interim Financial Statements, the “Financial Statements”), are included in the Company Disclosure Schedule.  The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such Financial Statements) and on that basis fairly present in all material respects the consolidated financial condition and results of operations of the Company and its Subsidiaries as of the respective dates thereof and for the respective periods indicated, subject, in the case of the Interim Financial Statements, to normal year-end adjustments (none of which will, individually or in the aggregate, be material) and the absence of notes (that, if presented, would not differ materially from those presented with the Audited Financial Statements) on the basis of presentation and using the specified accounting policies, principles and methodologies described in the notes thereto.  The consolidated balance sheet of the Company as of December 31, 2010 is referred to herein as the “Balance Sheet” and the date thereof as the “Balance Sheet Date” and the consolidated balance sheet of the Company as of September 30, 2011 is referred to herein as the “Interim Balance Sheet” and the date thereof as the “Interim Balance Sheet Date.”

(b)           To the Knowledge of the Company, the Company and its Subsidiaries have no material Liabilities that would be required under GAAP to be reflected or reserved against on the Balance Sheet of the Company, except (i) those which are adequately reflected or reserved against in the Audited Financial Statements dated as of December 31, 2010 and (ii) those which have been incurred in the Ordinary Course of Business since December 31, 2010.

(c)           To the Knowledge of the Company, the books of account and records of the Company and its Subsidiaries have generally been maintained in accordance with commercially reasonable business practices for privately held companies of a substantially similar size and in a substantially similar line of business, and reflect in all material respects the assets, Liabilities and transactions of the Company and its Subsidiaries in a manner sufficient to prepare the Company’s financial statements in accordance with GAAP.

4.7           Taxes.  Except as set forth in the Company Disclosure Schedule:

(a)           All Income Tax Returns and other material Tax Returns required to be filed by or with respect to the Company and each of its Subsidiaries have been timely filed, or an extension has been obtained, and all such Tax Returns are complete and correct in all material respects.

(b)           All Taxes owed by the Company and each of its Subsidiaries (whether or not shown on any Tax Return) that are due and payable have been timely paid (other than Taxes being disputed in good faith).  The Company and each of its Subsidiaries have withheld and paid all material Taxes required to have been withheld and paid by them in connection with amounts paid or owing to any third party.

(c)           There is no dispute or claim concerning any Tax liability of the Company or any of its Subsidiaries (i) claimed or raised by any Governmental Entity in a writing received by the Company or any of its Subsidiaries or (ii) to the Company’s Knowledge based upon the personal contact of an employee or agent of the Company or any of its Subsidiaries with any agent of a Governmental Entity.

(d)           Neither the Company nor any of its Subsidiaries has (i) waived any statute of limitations in respect of Taxes, which waiver remains in effect, or (ii) agreed to any extension of time with respect to a Tax assessment or deficiency.

(e)           Since January 1, 2005, (i) the Company has been classified for federal income tax purposes as an “S corporation” as defined in Code Section 1361(a)(1) and (ii) for federal income tax purposes, each of the Company’s Subsidiaries has been classified either as a “qualified subchapter S subsidiary” within the meaning of Code Section 1361(b)(3)(B) or an entity disregarded as an entity separate from the Company within the meaning of U.S. Treasury Regulations Section 301.7701-3.  The federal tax status of the Company and each of its Subsidiaries as described in this paragraph will continue until the Closing Date, and the Company, the Shareholder and the Noteholder will take no action (and the Company shall cause the Subsidiaries to take no action) without the Purchaser’s written consent which could affect such Tax status of any such entity.

(f)           To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has engaged in any “listed transaction” or “substantially similar” transaction within the meaning of U.S. Treasury Regulations Section 1.6011-4.

(g)           The Company and each of its Subsidiaries have made adequate provision in accordance with GAAP for all Taxes.

(h)           Neither the Company nor any of its Subsidiaries has received notice that a Governmental Entity is currently auditing any Tax Return of the Company or any Subsidiary of the Company for any period and, to the Knowledge of the Company, no such audit in currently being threatened.

(i)           No assessment, deficiency or adjustment has been asserted or proposed in writing with respect to any Tax Return of or relating to the Company or any Subsidiary of the Company.  No claim has been made by any Governmental Entity in writing in a jurisdiction where the Company or a Subsidiary of the Company does not file Tax Returns, that the Company or such Subsidiary, as applicable, is or may be subject to taxation by that jurisdiction.

(j)           There are no Encumbrances or Liens for Taxes (other than for current Taxes not yet due and payable or for any state or local Taxes that may result from an election under Code Section 338(h)(10)) upon (i) any of the assets of the Company (including the Company’s Equity Interests in the Subsidiaries of the Company) and the Subsidiaries of the Company, or (ii) the Shareholder’s Equity Interests in the Company.

(k)           None of the assets of the Company and the Subsidiaries of the Company (i) is “tax-exempt use property” within the meaning of Code Section 168(h), or (ii) secures any debt the interest on which is tax exempt under Code Section 103(a).

(l)           None of the Company or any Subsidiary of the Company has any liability for Taxes of any other Person as a transferee or successor, by Contract or otherwise.

(m)           The Company has not distributed stock of another Person in a transaction that was purported or intended to be governed in whole or in part by Code Section 355 or Code Section 361.

(n)           The Company has not agreed, and has not been required by a  Governmental Entity, to make any adjustment under Code Section 481, and no Governmental Entity has proposed any such adjustment.

(o)           None of the Company or any Subsidiary of the Company has executed or entered into a closing agreement pursuant to Code Section 7121 or any similar provision of state, local or foreign law, and the Company is not subject to any private letter ruling of the Internal Revenue Service or comparable ruling of any other Governmental Entity.

(p)           None of the Company or any Subsidiary of the Company will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:  (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) installment sale or open transaction disposition made on or prior to the Closing Date; or (iii) prepaid amount received on or prior to the Closing Date.

4.8           Compliance with Applicable Law; Authorizations.

(a)           This Section 4.8 does not relate to real property or interests in real property, such items being the subject of Section 4.10, employee benefit matters, such items being the subject of Section 4.15, nor to environmental matters, such items being the subject of Section 4.17.

(b)           Each of the Company and its Subsidiaries has conducted its business and is in compliance with all Applicable Laws to which the business of the Company or any such Subsidiary is subject, except where such failure to comply would not and would not reasonably be expected to have a Material Adverse Effect on the Company, and except as set forth on the Company Disclosure Schedule, since January 1, 2010 (or prior to such time as to matters not fully resolved), neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Entity regarding a material actual, alleged or potential violation of, or failure to comply with, any Applicable Law or Order.

(c)           The Company Disclosure Schedule sets forth a list of all material Authorizations under which the Company or any of its Subsidiaries is operating or bound.  Except as disclosed on the Company Disclosure Schedule, each of the Company and its Subsidiaries owns, holds, possesses or lawfully uses in the operation of its business all material Authorizations which are necessary for it to conduct its business as now conducted.  Such Authorizations are valid and in full force and effect, except where any such failure to be valid and in full force and effect would not and would not reasonably be expected to have a Material Adverse Effect, and neither the Company nor any of its Subsidiaries has received since January 1, 2009 any written notice from any Governmental Entity of any suspension, material modification, revocation, cancellation, or non-renewal of any such Authorization.

4.9           Title and Condition of Personal Property; Inventory.

(a)           This Section 4.9 does not relate to real property or interests in real property, such items being the subject of Section 4.10, or to intellectual property, such items being the subject of Section 4.11.

(b)           The Company Disclosure Schedule contains a true and complete listing of all tangible assets that are owned or leased by the Company or any of its Subsidiaries with a book value in excess of $100,000 and specifies the location of such tangible assets (other than Inventory).

(c)           Except as set forth in the Company Disclosure Schedule, the Company or one of its Subsidiaries has good and valid title, or a valid leasehold interest in the tangible personal property reflected on the Balance Sheet, or as adjusted to reflect tangible personal property acquired or disposed of since the Balance Sheet Date in the Ordinary Course of Business, free and clear of all Liens, other than Permitted Liens.  No other Person owns any material properties or assets used in the conduct of the business of the Company and its Subsidiaries as presently conducted other than those assets leased from third parties and tooling owned by customers as disclosed in the Company Disclosure Schedule.

(d)           All Inventory of the Company and its Subsidiaries set forth on the Interim Balance Sheet or acquired since the Interim Balance Sheet Date is usable in the Ordinary Course of Business, except to the extent reserved against in accordance with GAAP or the Accounting Convention.  The physical location of all Inventory is located on the Real Property, except for non-material Inventory in transit and located at subcontractor facilities.

(e)           The machinery and equipment reflected on the Balance Sheet is in working condition (subject to routine maintenance and repair for similar assets of like age and construction) with no material deferred maintenance.

4.10         Real Property.

(a)           The Company Disclosure Schedule sets forth a list of all real property owned by the Company and any of its Subsidiaries (the “Owned Real Property”).  The Company Disclosure Schedule sets forth a list of all real property leased or subleased by or to the Company or its Subsidiaries and used in connection with the Company’s or any of its Subsidiaries’ respective business (the “Leased Real Property”) (the Owned Real Property and the Leased Real Property are collectively referred to as the “Real Property”).

(b)           Except as set forth in the Company Disclosure Schedule, with respect to each parcel of Owned Real Property:

(i)            The Company or one of its Subsidiaries has good and marketable fee simple title to such parcel of Owned Real Property, free and clear of all Encumbrances other than (A) Encumbrances for Taxes, assessments or governmental charges or levies on such Owned Real Property not yet delinquent or the validity of which are being contested in good faith by appropriate proceedings; (B) leases, subleases and similar Contracts listed in the Company Disclosure Schedule; (C) zoning, building, land use or planning restrictions, permits, laws and regulations and other governmental or non-governmental restrictions or limitations; (D) easements, rights of way, encroachments, or imperfections of title and surface rights filed in the public records or which are reflected on the Surveys that do not materially and adversely interfere with the present use of such Owned Real Property in the operation of the Company’s or the applicable Subsidiary’s business as currently conducted; (E) liens incurred in the Ordinary Course of Business in respect of pledges or deposits under workers’ compensation laws or similar legislation; and (F) carriers’, landlord’s, workmen’s, warehousemen’s, mechanics, laborer’s, materialmen’s or other similar liens arising or incurred in the Ordinary Course of Business  (collectively, “Permitted Encumbrances”).

(ii)           The Company has not granted any options or rights of first refusal to purchase, lease or use any of the Owned Real Property or any portions thereof that remain outstanding.

(iii)           Except as set forth on the Surveys, the improvements on the Owned Real Property are located within the boundary lines of such parcels of real property.

(iv)           Except as set forth on the Surveys, there are no encroachments upon the Owned Real Property from adjacent properties nor encroachments of any improvement located on the Owned Real Property upon adjoining land in each case that materially and adversely interfere with the present use of such Owned Real Property in the operation of the Company’s or the applicable Subsidiary’s business as currently conducted.

(v)           The Company has furnished to the Purchaser complete copies of existing title insurance policies (“Title Policies”) and surveys (“Surveys”) relating to the Owned Real Property, which Title Policies and Surveys accurately reflect the current status of title to and condition of such Owned Real Property.

(c)           Except as set forth in the Company Disclosure Schedule, with respect to the Leased Real Property:

(i)           Each of Contracts pursuant to which the Company or one of its Subsidiaries leases or subleases the Leased Real Property (the “Real Property Leases”) is a legal, valid and binding obligation of the Company or one of its Subsidiaries, enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to creditors’ rights generally and the availability of injunctive relief and other equitable remedies.  No event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default under any Real Property Lease by the Company or one of its Subsidiaries, or to the Company’s Knowledge, by any other party to the Real Property Leases.

(ii)           The Company has made available to the Purchaser a true and complete copy of every Real Property Lease.

(iii)           Except as set forth on the Surveys, the improvements on the Leased Real Property are located within the boundary lines of such parcels of real property.

(iv)           Except as set forth on the Surveys, there are no encroachments upon the Leased Real Property from adjacent properties nor encroachments of any improvement located on the Leased Real Property upon adjoining land in each case that materially and adversely interfere with the present use of such Leased Real Property in the operation of the Company’s or the applicable Subsidiary’s business as currently conducted.

(d)           Except as set forth in the Company Disclosure Schedule, with respect to the Real Property:

(i)           The Company has not entered into any leases, subleases, licenses, occupancy or other agreements granting to any Person the right of use or occupancy of any portion of the parcels of the Real Property.

(ii)           The Company has not received an written notice of any pending or threatened, condemnation or eminent domain proceedings (or negotiations regarding transfers in lieu thereof), or Actions relating to any of the Real Property or any portion thereof that would materially and adversely affect the current use thereof.

(iii)           The Real Property includes all real property necessary for the conduct of the business and is adequate to conduct the operations of the Company and its Subsidiaries as currently conducted.

(iv)           With respect to improvements located on the Real Property that constitute a part of the Owned Real Property or the Leased Real Property, such improvements are in operating condition, normal wear and tear excepted and such improvements are reasonably suitable for the purpose for which such improvements are presently used and no material maintenance has been deferred which would have a Material Adverse Effect on the Company.

(v)           Neither the Company nor its Subsidiaries have received notice of termination of any utilities used in the business as the Company and its Subsidiaries presently conducts business.

(vi)           The operation of the Company’s business as presently conducted is a use permitted under applicable zoning ordinances.

(vii)           Except as set forth in the Company Disclosure Schedule, at any time within the past four months, no improvements have been made on the Real Property with materials, delivered to or labor performed on the Real Property that have not been completely paid for, which might form the basis of a mechanic’s or similar lien against such Real Property, nor has the Company or any of its Subsidiaries received a copy of an affidavit of a mechanic’s or similar lien which may be filed against the Real Property.

4.11         Intellectual Property.

(a)           Neither the Company nor its Subsidiaries has any Registered Intellectual Property other than the domain names set forth in the Company Disclosure Schedule.

(b)           Neither the Company nor any of its Subsidiaries is in default in the performance, observance or fulfillment of any obligation, covenant or condition contained in any Material Contract (excluding off-the-shelf “shrink wrap” licenses) pursuant to which any third party is authorized or licensed to use any Intellectual Property owned by the Company or any of its Subsidiaries (“Company Licenses”) or pursuant to which the Company or any of its Subsidiaries is authorized or licensed to use Intellectual Property owned by a third party (“Third Party Licenses”), except where such default would not and would not reasonably be expected to have a Material Adverse Effect.  The Company Disclosure Schedule sets forth a list of all Company Licenses and Third Party Licenses, excluding off-the-shelf, “shrink wrap” licenses.

(c)           As of the date of this Agreement, there are no Actions pending or, to the Company’s Knowledge, threatened in writing, against the Company or any of its Subsidiaries alleging that the conduct of the business of the Company or any of its Subsidiaries infringed, misappropriated or otherwise violated the Intellectual Property rights of any Person.  To the Company’s Knowledge, neither the Company nor any of and its Subsidiaries is currently infringing, misappropriating or otherwise violating the Intellectual Property rights of any Person.

(d)           To the Company’s Knowledge, no Person is currently infringing, misappropriating or violating any Intellectual Property owned by (or exclusively licensed to) the Company or any of its Subsidiaries.

(e)           All of the Intellectual Property that is used by the Company or any of its Subsidiaries is either: (i) owned by the Company or one of its Subsidiaries; (ii) rightfully used and authorized for use by the Company and/or its Subsidiaries pursuant to a valid, enforceable license or other grant of a right by a third party, or (iii) in the public domain, except in cases where such failure to own or license would not have a Material Adverse Effect on the Company.

4.12         Absence of Certain Changes or Events.  Since the Interim Balance Sheet Date, each of the Company and its Subsidiaries have operated their respective businesses in the Ordinary Course of Business and, except as set forth in the Company Disclosure Schedule or as otherwise contemplated by this Agreement, no event has occurred that has had a Material Adverse Effect and to the Company’s Knowledge, there has not been any occurrence, event, incident, action, failure to act or transaction involving the Company and its Subsidiaries or their respective businesses which would or would be reasonably likely to result in a Material Adverse Effect on the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has:

(a)           accelerated, terminated, modified or cancelled any Material Contract (or series of related Contracts) involving payment of more than $100,000 to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(b)           experienced any damage, destruction or loss involving at least $100,000 per occurrence (whether or not covered by insurance) to any of its assets or property;

(c)           made any redemptions in respect of the outstanding shares of their respective capital stock or equity securities, except for the Redemption, or entered into any agreement with respect to its capital stock or other Equity Securities;

(d)           materially increased or notified any director, officer or employee of a proposed increase of compensation of any such director, officer or employee;

(e)           entered into any Contract which would be a Material Contract as of the date hereof;

(f)            paid any fee, interest, royalty or any other payment of any kind to the Shareholder or any Affiliate of the Shareholder (other than the payment of Trustee fees and related expenses and fees and expenses of the Trustee’s financial advisor and counsel in connection with the Contemplated Transactions);

(g)           incurred any Indebtedness, or mortgaged, pledged or subjected any of their respective assets to any Encumbrance or Lien (other than Permitted Encumbrances  or Permitted Liens arising in the Ordinary Course of Business) or paid any principal of or interest on any Indebtedness before the required date of such payment or cancelled any Indebtedness;

(h)           made any loan to, or received any loan from any of its directors, officers or employees (other than a loan under the Company’s or any of its Subsidiaries’ qualified plans) other than in the Ordinary Course of Business;

(i)            sold, leased, transferred, or assigned any of its assets, tangible or intangible for more than $25,0000 individually, or $100,000 in the aggregate, in the Ordinary Course of Business;

(j)            made any capital expenditure or commitment for any capital expenditure (or series of related capital expenditures) in excess of $100,000;

(k)           made any capital investment in, any loan to, or any acquisition of the securities or assets of, any other Person (or series of related capital investments, loans, and acquisitions) involving more than $25,000 individually or $100,000 in the aggregate;

(l)            except in connection with bona fide disputes, delayed or postponed the payment of any accounts payable or commissions or agreed to extend the payment date of any accounts payable or commissions outside the Ordinary Course of Business;

(m)           cancelled, compromised, waived, or released any rights or claims (or series of related rights or claims) involving more than $100,000 in the aggregate;

(n)           granted any license or sublicense of any rights under or with respect to any Intellectual Property owned by (or exclusively licensed to) the Company or any of its Subsidiaries;

(o)           entered into any employment contract or any collective bargaining agreement, written or oral, or materially modified the terms of any such existing contract or agreement;

(p)           made or pledged to make any charitable contribution outside the Ordinary Course of Business;

(q)           accelerated the collection or receipt of or discounted any account receivables outside the Ordinary Course of Business or maintained its Inventory at levels materially below or materially in excess of levels maintained in the Ordinary Course of Business;

(r)            written down or written up the value of any asset or investment on their respective Books or Records, except for depreciation and amortization as required by GAAP or taken in the Ordinary Course of Business;

(s)           issued a notice pursuant to the WARN Act or similar Applicable Law, or instituted a “mass layoff” or “plant closing” as those terms are defined under the WARN Act within ninety (90) days prior to the execution of this Agreement;

(t)            made any material change in its accounting principles or practices or the methods by which such principles or practices are applied for financial reporting purposes (except as required by GAAP);

(u)           changed, or made, any Tax election or changed any Tax accounting method; or

(v)           entered into any Contract to do any of the foregoing.

4.13         Contracts.

(a)           This Section 4.13 does not relate to real property or interests in real property, such items being the subject of Section 4.10, to Company Licenses or Third Party Licenses, such items being the subject of Section 4.11, or to labor and employment matters, such items being the subject of Section 4.16.

(b)           Except for Contracts contemplated by this Agreement, the Company Disclosure Schedule sets forth a list of each Contract to which either the Company or one of its Subsidiaries is party or by which any of them is bound:

(i)             for the purchase of materials, supplies, goods, services, equipment or other assets which provides for annual payments by the Company or any of its Subsidiaries of $100,000 or more;

(ii)            for the sale by the Company or any of its Subsidiaries of materials, supplies, goods, services, equipment or other assets, which provides for a specified annual minimum dollar sales amount by the Company or any of its Subsidiaries of $100,000 or more;

(iii)           that requires the Company or any of its Subsidiaries to purchase its total requirements of any product or service from a third party or that contains “take or pay” provisions;

(iv)           for the lease of equipment that involves annual aggregate payments in excess of $100,000;

(v)            that is a note, debenture, bond, equipment trust, letter of credit, loan or other Contract for the borrowing or lending of money (other than to employees for travel expenses in the Ordinary Course of Business) or agreement or arrangement for a line of credit or guarantee, pledge or undertaking of the Indebtedness of any other Person, in any such case which, individually, is in excess of $100,000;

(vi)           that restrains the ability of the Company or any of its Subsidiaries to engage or compete in any manner or in any business or to solicit any Person to enter into a business or employment relationship other than Contracts for the distribution of the Company’s or any of its Subsidiaries’ products entered into in the Ordinary Course of Business or in connection with the Contemplated Transactions;

(vii)          that relates to the acquisition or disposition of any business for a purchase price in excess of $500,000 (whether by merger, sale of stock, sale of assets or otherwise) within the last five (5) years;

(viii)         that is a collective bargaining Contract or other Contract with any labor organization, union or association;

(ix)            that, outside of the Ordinary Course of Business, contains or provides for an undertaking by the Company or any of its Subsidiaries to (A)  indemnify or hold harmless another Person or (B) pay any material penalty in the event of any failure to perform or late performance of such Contract;

(x)             which contain a “most favored customer” or similar provision;

(xi)            with the Shareholder, any Affiliate of the Company (other than the Plan) or any current or former employee of the Company (other than any at will employee or employee subject to an oral employment arrangement), including, without limitation, any stock purchase, stock repurchase, redemption or severance or settlement agreements;

(xii)           under which the Company or any of its Subsidiaries is obligated to pay royalties, commissions or similar payments to any Person;

(xiii)          that requires a letter of credit, performance bond or payment bond;

(xiv)          that establish a joint venture, partnership, limited liability company or other agreement between Company and any other Person involving a sharing of profits, losses, costs or Liabilities;

(xv)           for capital expenditures, other than capital expenditures individually or in the aggregate of not more than $100,000;

(xvi)          involving the settlement, release, compromise or waiver of any material rights, claims, obligations, duties or Liabilities outside the Ordinary Course of Business;

(xvii)         containing any obligation of confidentiality or nondisclosure between the Company or any of its Subsidiaries and any other Person (other than employees, customers and suppliers of the Company) for the benefit of the Company, the Subsidiary or such other Person other than in connection with the Contemplated Transactions;

(xviii)        pursuant to which the Company or any Subsidiary grants to any Person the right to market, distribute or resell any products on behalf of the Company or any Subsidiary, or to represent the Company or any Subsidiary with respect to any product of its respective business, or act as an agent for the Company or any Subsidiary in connection with the marketing, distribution or sale of any product of its respective business which would require the Company or the relevant Subsidiary to incur aggregate payments in excess of $100,000; or

(xix)          other agreements or instruments outside the Ordinary Course of Business, which are otherwise material to the respective business or assets of the Company and its Subsidiaries and which are not listed in the foregoing clauses of this Section 4.13(b).

(c)           Each of the Contracts required to be listed in the Company Disclosure Schedule, together with any material purchase orders for the sale or purchase of materials, supplies, goods, services, equipment or other assets (collectively, the “Material Contracts”) is a legal, valid and binding obligation of the Company or one of its Subsidiaries and, to the Company’s Knowledge, each other Person who is a party thereto, enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to creditors’ rights generally and the availability of injunctive relief and other equitable remedies. The Company or its Subsidiary, as appropriate, has substantially performed the obligations required to be performed by it through the date of this Agreement and is not in material default under the Material Contracts to which it is a party and, to the Company’s Knowledge, no other party to any such Material Contract is in default thereunder.  To the Company’s Knowledge, no event or circumstance has occurred that, with notice or lapse of time or both, would or would reasonably be expected to constitute a material event of default under any Material Contract or result in a termination thereof or would cause or permit the acceleration or any other change of any material right or obligation of the loss of any material benefits thereunder.  To the Company’s Knowledge, neither the Company nor any of its Subsidiaries has received from any Person, nor provided to any Person, any written notice of any intention to terminate any Material Contract.

4.14          Litigation.  Except as listed in the Company Disclosure Schedule, neither the Company nor its Subsidiaries has received notice of any action, suit or proceeding, at law or in equity, arbitration, material audit or material formal investigation by any third party or Governmental Entity (each, an “Action”) nor to the Company’s Knowledge, has any such Action been threatened in writing, against the Company or any of its Subsidiaries.  There is no unsatisfied judgment or award against the Company or any of its Subsidiaries.  Each of the Company and its Subsidiaries is in compliance in all material respects with each Order entered, issued or rendered by any Governmental Entity to which the Company or any of its Subsidiaries  or any of their respective properties is subject.

4.15          Employee Benefits.

(a)           The Company Disclosure Schedule includes a list of all Benefit Plans maintained or contributed to by the Company or any of its Subsidiaries (collectively, the “Company Benefit Plans”).

(b)           The Company has delivered or made available to the Purchaser copies of (i) each Company Benefit Plan document (or, if no written plan document exists, a complete and accurate description of the Company Benefit Plan), and (ii) the most recent summary plan description for each Company Benefit Plan for which such a summary plan description is required.

(c)            Except as set forth in the Company Disclosure Schedule, none of the Company Benefit Plans is subject to Title IV of ERISA.

(d)            Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code is subject to a favorable determination letter from the Internal Revenue Service.

(e)            Except as set forth in the Company Disclosure Schedule:

(i)             each Company Benefit Plan is substantially in compliance with all applicable provisions of ERISA and the Code;

(ii)            each Company Benefit Plan has been administered substantially in accordance with its terms; and

(iii)           all notices required under the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) and the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”)  have been timely provided.

(f)           Any Company Benefit Plan that is maintained by the Company or any of its Subsidiaries principally for the benefit of employees outside of the United States is in compliance in all material respects with all Applicable Laws.

(g)           No Company Benefit Plan provides, for a period longer than one (1) month after retirement or other termination of service, life insurance or medical benefits (whether or not insured) with respect to current or former employees, directors or other service providers after retirement or other termination of service (other than coverage mandated by Applicable Laws, including COBRA, or as set forth in the Company Disclosure Schedule).

(h)           Except as set forth in the Company Disclosure Schedule, the ESOP is a qualified plan under Section 401(a) of the Code and the ESOP has been administered in all material respects in accordance with its terms.  The Company has received a certificate from the Trustee to the effect that the Trustee has determined for its own benefit, in the exercise of its fiduciary discretion under ERISA, that the consummation of the Contemplated Transactions is prudent, is for the exclusive purpose of providing benefits to participants and beneficiaries of the ESOP, and does not constitute a “prohibited transaction” under ERISA nor otherwise violate ERISA.

4.16          Labor and Employment Matters.

(a)           The Company Disclosure Schedule lists all current employees and those individual independent contractors (other than professional service providers and individual independent contractors receiving less than $100,000 per year in annual compensation) of the Company and its Subsidiaries as of November 30, 2011, including hourly rates of compensation or current base salaries, and the commencement date of employment or engagement.  The Company Disclosure Schedule lists any written employment agreements (other than offer letters) to which the Company or any of its Subsidiaries is a party (the “Employment Agreements”).  The Company or its Subsidiary, as appropriate, has substantially performed the obligations required to be performed by it and is not in default under the Employment Agreements to which it is a party and, to the Company’s Knowledge, no other party to any such Employment Agreement is in default thereunder.  To the Company’s Knowledge, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default under any Employment Agreement or result in a termination thereof or would cause or permit the acceleration or any other change of any right or obligation or the loss of any benefits thereunder.  To the Company’s Knowledge, no officers, employees, or independent contractors of the Company or any of its Subsidiaries have notified the Company of an intent to terminate employment or engagement in connection with the Contemplated Transactions.

(b)           Neither the Company nor any of its Subsidiaries is a party or subject to any labor union or collective bargaining Contract.  To the Company’s Knowledge, there are not pending any labor disputes, work stoppages, requests for representation, union organizational efforts, pickets, work slow-downs due to labor disagreements or any actions or arbitrations which involve the labor or employment relations of the Company or any of its Subsidiaries.

(c)           The Company and its Subsidiaries have complied with all Applicable Laws relating to the hiring of employees and the employment of labor, including, without limitation, provisions thereof relating to immigration and citizenship (including completion and processing of Forms I-9 for all employees in accordance with Applicable Law), wages, hours, pay equity, equal opportunity, employment discrimination and practices, retaliation, “whistleblower” rights, civil rights, collective bargaining, the Fair Labor Standards Act, the WARN Act and any similar state or local “mass layoff” or “plant closing” law, and the payment of social security and other Taxes, except for instances of noncompliance that would not and would not be reasonably expected to have a Material Adverse Effect.

(d)           Except as set forth in the Company Disclosure Schedule, there is no charge, complaint or petition against the Company or any of its Subsidiaries pending before the National Labor Relations Board, the Equal Employment Opportunity Commission, the United States Department of Labor, the Occupational Safety and Health Administration or any other Governmental Entity for which the Company or any of its Subsidiaries has received any written notice, or, to the Company’s Knowledge, which have been threatened against the Company or any of its Subsidiaries.

(e)            Except as set forth in the Company Disclosure Schedule, neither the execution and delivery of this Agreement, nor the consummation of the Contemplated Transactions will (i) result in any excess parachute payment under Section 280G of the Code becoming due to any director, officer or employee of the Company or any of its Subsidiaries from any of the Company or any of its Subsidiaries, under any Company Benefit Plan; (ii) increase any benefits otherwise payable under any Company Benefit Plan or otherwise; or (iii) result in the acceleration of the time of payment or vesting of any such benefits.

4.17          Environmental.  Except as set forth in the Company Disclosure Schedule:

(a)           The Company and its Subsidiaries have provided or made available to the Purchaser all environmental audits, environmental assessments and environmental investigation reports, plus all other documents materially bearing on environmental, health or safety Liabilities, in each case relating to the Company or any of its Subsidiaries, predecessors or Affiliates, or any of their current or former properties or facilities, to the extent such documents are in the possession of, or under the reasonable control of, the Company or one of its Subsidiaries.

(b)           The Company and its Subsidiaries have, for the past five (5) years, complied in all material respects with and are in compliance in all material respects with all applicable Environmental and Safety Requirements.

(c)           The Company and its Subsidiaries have obtained, maintained, and for the past five (5) years complied in all material respects with, all Authorizations required pursuant to applicable Environmental and Safety Requirements for each of their respective operations and the occupation of the Real Property.  The Company Disclosure Schedule contains a complete list of all such material Authorizations.

(d)           In the past five (5) years, none of the Company or its Subsidiaries has received any notice, report or other overt threat in writing regarding any actual or alleged violation of, or any Liabilities or potential Liabilities arising under, Environmental and Safety Requirements, relating to the Company or one of its Subsidiaries, the Real Property, or any former properties or facilities of the Company or one of its Subsidiaries, other than for minor matters that have been remediated in full.  Without limiting the foregoing, none of the Company or its Subsidiaries has received any written notice or report, nor does the Company have Knowledge, that any real property currently or formerly owned, operated or leased in connection with the business of the Company or one of its Subsidiaries (including soils, groundwater, surface water, buildings and other structure located on any such real property) has been contaminated with any hazardous substance which would or would reasonably be expected to result in a Liability under applicable Environmental and Safety Requirements, other than for minor matters that have been remediated in full.

(e)            None of the Company or its Subsidiaries is subject to any effective, pending or unresolved Action or Order relating to Environmental and Safety Requirements, and no such Action or Order is, to the Company’s Knowledge, threatened.

(f)             None of the Company or its Subsidiaries have unresolved Liability related to their compliance or non-compliance with (i) applicable Environmental and Safety Requirements or (ii) Authorizations, nor any unresolved Liability related to any property or facility, including the Real Property, contaminated with any hazardous waste, substance or material.

(g)           None of the Company or its Subsidiaries has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, manufactured, distributed, released, or exposed any Person to, any substance, including without limitation any hazardous substance, or owned or operated any property or facility (and no such property or facility, including the Real Property, is contaminated by any hazardous substance) so as to give rise to any current or future Liabilities under Environmental and Safety Requirements, including any Liability for investigative or remedial obligations, response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees, except in each such case where such Liability would not and would not reasonably be expected to result in a Material Adverse Effect on the Company or any of its Subsidiaries.

(h)           To the Company’s Knowledge, no underground storage tanks are located at the Real Property.

(i)             Except to the extent (i) disclosed in the environmental site assessment reports set forth in the Company Disclosure Schedule, or (ii) that such a release would not and would not reasonably be expected to result in any Liability in excess of $25,000, neither the Company nor any of its Subsidiaries has any knowledge of the release of any hazardous substance at or from the Real Property, prior to its occupancy of the Real Property, and in violation of any Environmental and Safety Requirement applicable at the time of the release.

4.18          Insurance.  The Company Disclosure Schedule sets forth a list of each material insurance policy and fidelity bond as well as self-insurance programs (including the reserves established thereunder) which covers the Company or any of its Subsidiaries or their respective businesses, properties, assets, directors, officers or employees (the “Policies”).  Such Policies are in full force and effect and neither the Company nor any of its Subsidiaries has received any written notice of cancellation of any such policies, and there is no existing material default, or to the Company’s Knowledge, any event which, with the giving of notice or lapse of time or both, would reasonably be expected to constitute a material default thereunder.  All premiums payable with respect to such Policies have been paid as required by the terms of such Policies.  During the five (5)-year period ending on the date of this Agreement, neither the Company nor any of its Subsidiaries, after the submission of a complete application for insurance, been denied insurance coverage, nor has any insurance coverage been cancelled by any insurance carrier which provides insurance coverage to the Company or any of its Subsidiaries.  The Company Disclosure Schedule lists insurance claims (other than workers’ compensation) in excess of $10,000 and workers’ compensation claims in excess of $100,000 made under the Policies during the two (2)-year period prior to and including the Closing Date.

4.19          Brokers.  Except for fees and commissions of Lincoln International LLC which will be paid by the Company at or prior to the Closing, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

4.20          Insider Interests and Affiliated Transactions.  Except as set forth in the Company Disclosure Schedule, any employment-related agreements, or as otherwise contemplated by this Agreement, no Affiliate of the Company or its Subsidiaries, or current or former director, officer, employee or stockholder of the Company or its Subsidiaries is now, or has been during the last five (5) full years and the current year to date, to the Company’s Knowledge, (i) a party to any material Contract or arrangement with the Company or any one of its Subsidiaries, (ii) a lender or guarantor of, or indebted to, the Company or any of its Subsidiaries, or (iii) the direct or indirect owner, of record or as a beneficial owner, of an equity interest or any other financial or profit interest in any Person which is a competitor, supplier, lessor or customer of the Company or one of its Subsidiaries (other than ownership of marketable securities of publicly held companies), nor, to the Knowledge of the Company does any such Person receive income from any source other than the Company or one of its Subsidiaries which should properly accrue to the Company or one of its Subsidiaries  by contract or in accordance with Applicable Law.

4.21          Certain Practices.  None of the Shareholder, the Company or one of the Subsidiaries of the Company (nor any director, officer, agent, employee, or consultant of or other Person associated with or acting on behalf of the Shareholder, the Company or one of the Subsidiaries of the Company) has (a) made, authorized, offered or promised to make any payment or transfer of anything of value, directly, indirectly or through a third party, to any foreign government official, employee or other representative (including employees of a government owned or controlled entity or public international organization and including any political party or candidate for public office), in violation of the United States Foreign Corrupt Practices Act of 1977 (the “FCPA”), or any Applicable Law of similar effect in any jurisdiction to which such Person is subject or (b) otherwise taken any action which would cause the Company or any of its Subsidiaries to be in violation of the FCPA, or any Applicable Law of similar effect in any jurisdiction to which such Person is subject.  For the purposes of this Section 4.21, the acts specified include, but are not limited to (x) the making or payment of any illegal contributions, commissions, fees, gifts, entertainment, travel or other unlawful expenses relating to political activity, (y) the direct or indirect payment, gift, offer, promise or authorization to make a payment, gift, offer or promise of, anything of material value to any foreign government representative and (z) the making of any bribe, illegal payoff, influence payment, kickback or other unlawful payment, using funds of the Shareholder, the Company or one of the Subsidiaries of the Company  or otherwise on behalf of the Shareholder, the Company or one of the Subsidiaries of the Company.

4.22          Customers.  The Company Disclosure Schedules sets forth a complete and accurate list of the five (5) largest customers of the Company based on net sales during the fiscal year ended December 31, 2010 (the “Material Customers”).  Except as set forth in the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has received written or, to the Company’s Knowledge, oral notice that any Material Customer may cancel, terminate or otherwise reduce the volume of products or services it purchases from the Company or any one of its Subsidiaries by more than ten percent (10%), except in connection with contract and price negotiations in the Ordinary Course of Business.

4.23          Suppliers.  The Company Disclosure Schedule sets forth a complete and accurate list of (a) the five (5) largest suppliers of the Company based on net expenditures during the fiscal year ended December 31, 2010 and (b) each supplier that constitutes a sole source of supply the loss of which would or would reasonably be expected to result in a Material Adverse Effect on the Company or any of its Subsidiaries (collectively, the “Material Suppliers”).  Except as set forth in the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has received written or, to the Company’s Knowledge, oral notice that any Material Supplier may cancel, terminate or otherwise reduce the volume of products or services it provides to the Company or any one of its Subsidiaries by more than ten percent (10%), except in connection with contract and price negotiations in the Ordinary Course of Business.

4.24          Product Warranties and Recalls.  There are no pending (and to the Company’s Knowledge there is no reasonable basis for any) material Warranty Claims (excluding customer claims for normal rework in the Ordinary Course of Business consistent with the Company's past practice and experience) with respect to products sold by the Company or one of its Subsidiaries.  The Company and its Subsidiaries aggregate Liability for Warranty Expense with respect to products sold by the Company or its Subsidiaries prior to Closing will not be in excess of the Warranty Expense reserve set forth on the Interim Balance Sheet (which reserve is to be maintained on the Closing Date Balance Sheet).  The Company Disclosure Schedule sets forth the Warranty Expense of the Company and its Subsidiaries as of and for the years ended December 31, 2009 and 2010 and as of and for the interim period ended on the Interim Balance Sheet Date.  There have been no product recalls on any products of the Company or its Subsidiaries in the last five (5) years.

4.25          Accounts Receivable.  All accounts receivable of the Company and its Subsidiaries reflected on the Interim Balance Sheet (collectively, the “Accounts Receivable”) are valid and have arisen solely out of bona fide sales and deliveries of goods, performance of services and other transactions by the Company or one of its Subsidiaries.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to the Company, the Noteholder and the Shareholder that each statement contained in this Article V is true and correct as of the date hereof, except as set forth in the Schedules accompanying this Agreement (collectively, the “Purchaser Disclosure Schedule”).  The Purchaser Disclosure Schedule shall be arranged with numbered sections corresponding to the relevant sections of this Article V.  Each section of the Purchaser Disclosure Schedule shall be deemed to incorporate by reference all information disclosed in any other section of the Purchaser Disclosure Schedule, if the applicability of the information disclosed in such other section to the section at issue is readily apparent on its face.

5.1           Organization and Good Standing.  The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, has all requisite corporate power to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which it owns or leases property or conducts any business so as to require such qualification, except where the failure to be so qualified would not and would not reasonably be expected to have a Material Adverse Effect on the Purchaser.

5.2           Authority and Enforceability.  The Purchaser has the requisite power and authority to execute and deliver this Agreement and the Purchaser Ancillary Documents and any other certificate, agreement, document or other instrument that this Agreement requires be executed and delivered by the Purchaser in connection with the Contemplated Transactions (the “Purchaser Closing Documents”) and to consummate the Contemplated Transactions.  The execution, delivery and performance by the Purchaser of this Agreement, the Purchaser Ancillary Documents and the Purchaser Closing Documents, and the consummation of the Contemplated Transactions by the Purchaser have been duly authorized by all necessary action on the part of the Purchaser.  This Agreement has been, and, as of the Closing, the Purchaser Ancillary Documents and the Purchaser Closing Documents will have been, duly executed and delivered by the Purchaser and assuming due authorization, execution and delivery by each of the other Parties hereto, this Agreement constitutes, and upon due execution and delivery, each of the Purchaser Ancillary Documents and the Purchaser Closing Documents will constitute, a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as limited by (a) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws relating to creditors’ rights generally and (b) general principles of equity, whether such enforceability is considered in a proceeding in equity or at law.

5.3           No Conflicts; Consents.

(a)           Except as set forth in the Purchaser Disclosure Schedule and except for filings and consents required under the HSR Act, the execution, delivery and performance by the Purchaser of this Agreement  and each of the Purchaser Ancillary Documents do not, and the consummation of the Contemplated Transactions by the Purchaser will not: (i) violate the provisions of any Organizational Documents of the Purchaser; (ii) violate, breach, conflict with or constitute an event of default (or an event which with written notice, lapse of time or both could constitute a default), under, result in the acceleration of, create in any other Person the right to accelerate, terminate, modify or cancel or require any notice under any material Contract or Authorization to which the Purchaser is party, and which would not and would not reasonably be expected to materially impair the ability of the Purchaser to perform its obligations under this Agreement; (iii) result in the creation of any Encumbrances or Liens upon any of the assets owned or used by the Purchaser, except in each such case where such Encumbrance or Lien would not and would not reasonably be expected to have a Material Adverse Effect on the Purchaser; or (iv) violate any Applicable Law to which the Purchaser is subject and which would not and would not reasonably be expected to impair the ability of the Purchaser to perform its obligations under this Agreement or any of the Purchaser Ancillary Documents.

(b)           No Authorization or Order of, registration, declaration or filing with, or notice to any Governmental Entity is required to be obtained by the Purchaser in connection with the execution and delivery of this Agreement or any of the Purchaser Ancillary Documents or any of the Purchaser Closing Documents and the consummation of the Contemplated Transactions, except for such Authorizations, Orders, registrations, declarations, filings and notices (i) as may be required under the HSR Act and the Other Antitrust Laws, or (ii) the failure to obtain which would not be reasonably expected to, and would not, (A) have a Material Adverse Effect on the Purchaser or (B) materially impair or delay the ability of the Purchaser to perform its obligations under this Agreement or the Purchaser Ancillary Documents or to consummate the Contemplated Transactions.

5.4           Litigation.  Except as listed in the Purchaser Disclosure Schedule, there is no Action pending or, to the Knowledge of the Purchaser, threatened, against the Purchaser (a) which challenges or seeks to enjoin, alter or materially delay the consummation of the Contemplated Transactions or (b) which would and would reasonably be expected to materially impair the ability of the Purchaser to perform its obligations under this Agreement.

5.5           Purchase for Investment.  The Shares purchased by the Purchaser pursuant to this Agreement are being acquired for investment only and not with a view to any public distribution thereof, and the Purchaser shall not offer to sell or otherwise dispose of, or sell or otherwise dispose of, the securities so acquired by it in violation of any of the registration requirements of the Securities Act of 1933.

5.6           Availability of Funds.  The Purchaser, either directly or through its Parent or its Parent’s Affiliates, has cash available or has existing borrowing facilities (the “Financing”) which together are sufficient to enable the Purchaser to consummate the Contemplated Transactions.  The Financing will be available to the Purchaser on a timely basis to consummate the Contemplated Transactions, and the Purchaser has no Knowledge of any fact or circumstance that could cause the Financing to be unavailable on such basis.

5.7           Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Purchaser or any Affiliate of the Purchaser.

5.8           Independent Investigation.  The Purchaser has such knowledge and experience in financial and business matters that the Purchaser is capable of evaluating the merits and risks of its participation in the Contemplated Transactions.  The Purchaser confirms that the Company has made available to the Purchaser and the Purchaser’s Representatives the opportunity to ask questions of the personnel of the Company and its Subsidiaries, as well as access to the offices, properties and Books and Records of the Company and its Subsidiaries.

ARTICLE VI

PRE-CLOSING COVENANTS OF THE COMPANY, THE SHAREHOLDER AND THE NOTEHOLDER

6.1           Restrictions on Transfers.  The Shareholder hereby agrees not to transfer, assign, pledge or encumber, directly or indirectly, by operation of law or otherwise, any of the Shares (other than the sale of such Shares pursuant to this Agreement) during the period from the date hereof through and including the earlier of (i) the Closing and (ii) date of termination of this Agreement in accordance with its terms.  Any such attempted transfer, assignment, pledge or encumbrance during such period will not be effective and the Shareholder shall cause the Company not to record such transfer, assignment, pledge or encumbrance in the stock transfer records of the Company.

6.2           Conduct of Business.  During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing Date, except with the consent of the Purchaser (which shall not be unreasonably withheld or delayed), the Company and each of its Subsidiaries will maintain their respective corporate existence, carry on their respective businesses in the Ordinary Course of Business, use commercially reasonable efforts to preserve intact their material business relationships with customers, suppliers, distributors and other Persons with which they have significant business relationships, and to keep available the services of their respective officers and key employees.

6.3           Negative Covenants.  Except as expressly provided in this Agreement or in Attachment 6.3, neither the Company nor any of its Subsidiaries will, without the consent of the Purchaser (which shall not unreasonably be withheld or delayed):

(a)            issue, sell, grant, repurchase, redeem or acquire  any shares of, or rights of any kind to acquire (including options) any shares of, any capital stock or other equity interests of the Company or its Subsidiaries;

(b)           sell or otherwise dispose of any property or assets having a value individually exceeding $50,000 or an aggregate value exceeding $250,000, excluding sales of Inventory in the Ordinary Course of Business;

(c)           enter into any Contract which would be required to be listed as a Material Contract other than in the Ordinary Course of Business;

(d)           make any capital expenditure or commit to make any capital expenditure which in any one case exceeds $250,000 or capital expenditures which in the aggregate exceed $500,000; provided that this restriction shall not apply to capital expenditures that are (i) set forth on Attachment 6.3, (ii) consistent with the level of capital expenditures for fiscal year 2010, or (iii) undertaken in order to replace or repair capital goods of the Company or any of its Subsidiaries in the Ordinary Course of Business;

(e)           mortgage, pledge or subject to any Encumbrance or Lien, other than Permitted Encumbrances or Permitted Liens, any properties or assets of the Company or any of its Subsidiaries;

(f)            amend its Organizational Documents;

(g)           issue, amend the terms of, or declare or pay any dividend or make any other payment or distribution with respect to, its Equity Securities;

(h)           (i) increase the wages, salaries, compensation, severance, pension or other benefits payable to any employee, (ii) pay any bonus or other amount to any employee, (iii) modify in any material respect, or enter into any new, employment, deferred compensation, severance, retirement or other agreement or arrangement providing for additional or different benefits with any employee than those payable on the date hereof, in each case other than pursuant to (A) existing Contracts or (B) the Company Benefit Plans;

(i)             adopt or amend in any material respect any Company Benefit Plan, except as required by Applicable Law;

(j)             merge or consolidate with any Person;

(k)            make any material change in the accounting methods or practices followed by the Company and its Subsidiaries (except those required by GAAP);

(l)             enter into any Contract that restricts or will restrict the Company or any of its Subsidiaries after the date of this Agreement from engaging in any line of business in any geographic area or competing with any Person;

(m)           enter into any collective bargaining or similar agreement;

(n)           terminate or make any material amendment or waive any material rights under a (i) Material Contract other than in the Ordinary Course of Business, or (ii) an Employment Agreement; provided such action would not and would not reasonably be expected to have a Material Adverse Effect on the Company or any of its Subsidiaries;

(o)            make any material changes in its customary methods of operations;

(p)           enter into any license which would be required to be listed as a Company License or Third Party License if such license were in effect on the date hereof;

(q)           issue a notice pursuant to the WARN Act or similar Applicable Law;

(r)            recognize or initiate bargaining with any labor organization or union purporting to represent any employee of the Company or any of its Subsidiaries; or

(s)           agree, whether in writing or otherwise, to do any of the foregoing.

6.4           Access to Information.  The Company and its Subsidiaries will afford to the Purchaser and its accountants, counsel and other Representatives reasonable access, upon reasonable notice during normal business hours prior to the Closing, to the personnel, properties, books, Contracts and records of the Company and its Subsidiaries; provided that such access does not unreasonably disrupt the normal operations of the Company and its Subsidiaries; provided, further, that the Purchaser will not have access to individual performance or evaluation records, medical histories or other information that in the Company’s opinion is sensitive or the disclosure of which could or could reasonably be expected to subject the Shareholder, the Noteholder, the Company or the Subsidiaries of the Company to risk of liability and, without the prior written consent of the Company, the Purchaser will not be entitled to conduct any invasive sampling or testing with respect to the properties of any Person.

6.5           Resignations.  On the Closing Date, the Company will cause to be delivered to the Purchaser duly signed resignations, effective immediately upon the Closing, of all directors (except Robert A. Kluver) of their position as a director (and, if requested by the Purchaser in writing prior to the Closing, of officers of their position as an officer) of the Company and each Subsidiary of the Company; provided that no such resignation by any individual shall be a resignation from employment with the Company or such Subsidiary if such individual is so employed.

6.6            Notification.  The Company, the Shareholder and the Noteholder, as applicable, will notify the Purchaser in writing of the existence or happening of any event or occurrence which takes place after the date of this Agreement which should be included in the Shareholder Disclosure Schedule, the Noteholder Disclosure Schedule and the Company Disclosure Schedule, as applicable, in order to make the representations and warranties set forth in Article II, Article III and Article IV, respectively, true and correct in all material respects as of the Closing Date (each such additional written disclosure, a “Disclosure Schedule Supplement”), it being understood and agreed that the delivery of such information shall not in any manner constitute a waiver by the Purchaser of any of the conditions precedent to the Closing hereunder; provided, however, that in determining whether there is a breach of any representation or warranty contained in Article II, Article III or Article IV, as appropriate, for purposes of the indemnification to be provided pursuant to Article XIII, such representation or warranty shall be qualified by any information provided pursuant to this Section 6.6.

6.7           Phantom Unit Plans.  From and after the date hereof, the Company will not make any issuances of any Phantom Units other than as specifically identified on Attachment 6.7 (“Committed Phantom Units”).  From and after the date hereof, the Company will not amend or modify any of the terms of the Phantom Units, nor amend or modify any of the terms or conditions of the Phantom Unit Plans, except for terminating those Phantom Unit Plans in accordance with this Agreement.  To the extent that the Company determines that any amendment is required to the Phantom Unit Plans prior to Closing in order to comply with Section 409A of the Code, the Company will obtain the Purchaser’s consent thereto, which consent shall not be unreasonably withheld or delayed.

6.8           Insurance.  Prior to Closing, the Company shall obtain an extended reporting period/tail coverage for the Directors & Officers, Employment Practices, and Fiduciary Liability insurance coverage currently in force for the Company covering current and former officers and directors of the Company, and individuals serving as fiduciaries of Company Employee Benefit Plans, including in connection with the Contemplated Transactions, for a period six (6) years from the Closing Date as set forth in Attachment 6.8 (collectively, the “Tail Coverage”). The Company shall be responsible for payment of the premium amounts due in connection with the Tail Coverage (“Tail Coverage Premium”).  The Tail Coverage Premium will be treated as a Current Liability for purposes of the calculations in Section 1.5 (to the extent not paid by the Company prior to the Closing Date).  After Closing, for a period of not less than six (6) years from the Closing Date, the Company shall not cancel or intentionally reduce the coverage under the Tail Coverage.  The Company’s existing Directors and Officers, Employment Practices, and Fiduciary Liability Insurance will be cancelled after the Closing Date.  Any premiums returned will be treated as a Current Asset for purposes of the calculations in Section 1.5.

6.9           Tax Matters.  From the date hereof through the Closing Date, the Company and each of its Subsidiaries shall (and the Shareholder shall cause the Company and each of its Subsidiaries to):

(a)            prepare, in the Ordinary Course of Business (except as otherwise required by Applicable Law), and timely file all Tax Returns required to be filed by such entity on or before the Closing Date (“Post Signing Returns”) and fully and timely pay all Taxes due and payable in respect of such Post Signing Returns that are so filed;

(b)           promptly notify the Purchaser of any Action pending against or with respect to the Company or any of its Subsidiaries in respect of any Tax matter, including (without limitation) Tax liabilities and refund claims, and not settle or compromise any such Tax matter or Action without the Purchaser’s consent (which consent shall not be unreasonably withheld or delayed);

(c)           consult with the Purchaser with respect to all Post Signing Returns and deliver drafts of such Post Signing Returns to the Purchaser no later than five (5) Business Days prior to the date (including extensions) on which such Post Signing Returns are so filed;

(d)           except with the Purchaser’s consent: (i) not make or revoke any election with regard to Taxes; (ii) not amend, re-file or otherwise modify any Tax Return; or (iii) not make any change in any Tax or accounting methods or systems of internal accounting controls (including procedures with respect to the payment of accounts payable and collection of accounts receivable), except as may be appropriate to conform to changes in Tax laws, regulatory accounting requirements, or GAAP; and

(e)            not take any action that would terminate or otherwise revoke, and not fail to act if such failure will cause a termination or revocation of, (i) the Company’s election to be taxed as, or the Company’s status as, an S corporation, or (ii) the status of each of the Company Subsidiaries as either a “qualified subchapter S subsidiary” within the meaning of Code Section 1361(b)(3)(B) or as an entity disregarded as an entity separate from the Company within the meaning of U.S. Treasury Regulations Section 301.7701-3.

6.10          Notice of Certain Events.  The Company will, promptly after obtaining knowledge of the following, notify the Purchaser of:

(a)           any notice or communication from any Governmental Entity in connection with the Contemplated Transactions; or

(b)           any Action commenced, or to the Company’s Knowledge, threatened, against, relating to or involving or otherwise materially affecting the Shares, the Company and/or any of the Subsidiaries of the Company or that relate to the consummation of the Contemplated Transactions.

ARTICLE VII

COVENANTS OF THE PURCHASER

7.1           Confidentiality.  From the date hereof until the earlier of:  (a) the Closing; or (b) five (5) years from the date hereof if the Contemplated Transactions are not consummated under this Agreement, the Purchaser agrees that all information provided or otherwise made available in the course of due diligence or otherwise in connection with the Contemplated Transactions to the Purchaser or any of its Representatives shall be treated as if provided under the Confidentiality Agreement (as though the Purchaser were a party thereto and whether or not the Confidentiality Agreement is in effect or has been terminated).

7.2           Notices of Certain Events.  The Purchaser will, promptly after obtaining knowledge of the following, notify the Company, the Noteholder and the Shareholder of:

(a)           any notice or communication from any Governmental Entity in connection with the Contemplated Transactions; or

(b)           any Actions commenced or, to the Knowledge of Purchaser, threatened, against, relating to or involving or otherwise materially affecting the Purchaser that relate to the consummation of the Contemplated Transactions.

7.3           Availability of Funds.  The Purchaser agrees not to take any action between the date of this Agreement and the Closing Date that would and would reasonably be expected to jeopardize or to make the Financing unavailable for any reason.

7.4           Director Indemnification Agreements.  Simultaneously with the execution of this Agreement, the Purchaser, the Company and each Indemnified Director shall enter into a side agreement, (the “Director Indemnification Agreement”), for the indemnification of the Indemnified Directors from and after the Closing as contemplated thereby.

7.5           Environmental Investigations.  During the twenty-two (22) month period following closing, the Purchaser shall not conduct any sampling or investigation activity of the soils or groundwater on or about the Real Property (collectively a “Phase II-Type Investigation”), without the prior written consent of the Shareholder and the Noteholder, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, Phase II-Type Investigation may be conducted on the Real Property by or on behalf of the Purchaser (i) if required by Applicable Laws or (ii) in response to an order or request from a Governmental Entity or (iii) if required in good faith in connection with any financing transaction or a sale of the Real Property undertaken by the Purchaser or the Company.

7.6            Warranty Claims.  The Purchaser shall cause the Company to respond to Warranty Claims in a manner consistent with the past practice of the Company and its Subsidiaries.

7.7           Termination of Investor Rights Agreement.  The Parties (other than the Purchaser) agree that the Investor Rights Agreement, dated September 10, 2004, by and among the Company, the Trustee, not in its individual or corporate capacity, but solely as trustee of the Angus Industries, Inc. Employee Stock Ownership Trust, and the Noteholder is terminated effective as of the Closing.

ARTICLE VIII

COVENANTS OF THE PURCHASER, THE SHAREHOLDER, THE NOTEHOLDER AND THE COMPANY

8.1           ESOP.  On or prior to the Closing, the Company will, and the Shareholder will cause the Company to, take all action required under the terms of the ESOP and Applicable Law to effect the Contemplated Transactions (including the satisfaction of any outstanding loans and the removal of all Encumbrances and Liens on the capital stock of the Company) and will amend the ESOP (a) to make all accounts in the ESOP non-forfeitable and (b) to restrict participation to the individuals who are ESOP Participants at the Closing.  On or prior to the Closing, the Company will amend the ESOP effective as of the day after the Closing Date (i) to re-classify the ESOP as a tax-qualified profit sharing plan, (ii) to provide that no contributions will be made on or after the Closing, and (iii) to provide for the investment of the assets of the ESOP in the same manner as provided under the Company 401(k) Plan (the “Company 401(k) Plan”).  The Shareholder represents that under the terms of the ESOP and Applicable Law the Trustee is responsible for making the decision for the ESOP to sell all of the issued and outstanding shares of capital stock of the Company to the Purchaser, and the Trustee will not seek binding instructions or directions from ESOP Participants or any other Person with respect to such decision.  For all periods after the Closing Date, the Purchaser will be responsible for, and will pay, all costs and expenses, including reasonable fees and expenses of the Trustee, associated with administration of the ESOP or the profit sharing plan into which the ESOP is reclassified to the extent required to comply with ERISA.  Prior to Closing, the Company will make contributions to the ESOP for 2011 in an amount approved by the Company’s Board of Directors, provided that such contributions are deductible under Section 404 of the Code.  Except to the extent required to comply with ERISA, the Code or other Applicable Law, following the Closing the Purchaser will not, and will require the Company not to amend the ESOP or the profit-sharing plan into which the ESOP is reclassified or otherwise change plan policies or procedures with respect to allocation, vesting or forfeitures.

8.2           Further Actions.  Subject to the terms and conditions of this Agreement and Applicable Law:

(a)           each of the Purchaser, the Shareholder, the Noteholder and the Company will use reasonable commercial efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under Applicable Law to consummate the Contemplated Transactions in accordance with the terms of this Agreement; and

(b)           each of the Purchaser, the Shareholder, the Noteholder and the Company will execute and deliver such other instruments, documents, certificates, agreements and other writings and take such other actions as may be necessary or desirable to consummate the Contemplated Transactions.  Except as otherwise expressly set forth in this Agreement or under the stated terms of a specific Contract, Authorization, Company License, Third Party License or Real Property Lease, no Party will be required to make any payments (other than payments already due and payable but not yet paid) in order to obtain any consents or approvals necessary or desirable in connection with the consummation of the Contemplated Transactions.

8.3           Consents.  The Purchaser acknowledges that certain consents and waivers with respect to the Contemplated Transactions may be required from parties to Company Licenses, Third Party Licenses, Real Property Leases and/or other Contracts to which the Shareholder, the Noteholder, the Company or any of the Subsidiaries of the Company is a party and that, except with respect to the Material Consents, such consents and waivers have not been obtained.  The Purchaser agrees that, except with respect to the Material Consents, the Shareholder, the Noteholder, the Company or any of the Subsidiaries of the Company will not have any liability whatsoever to the Purchaser arising out of or relating to the failure to obtain any consents or waivers that may be required under Contracts, Company Licenses, Third Party Licenses or Real Property Leases in connection with the Contemplated Transactions or because of the termination of any Material Contract, Company License, Third Party License or Real Property Lease as a result thereof.  The Purchaser further agrees that, except with respect to the Material Consents, no representation, warranty or covenant of the Company contained herein shall be breached or deemed breached, and no condition shall be deemed not satisfied, as a result of (a) the failure to obtain any such consent or waiver in connection with such Contract, Company License, Third Party License or Real Property Lease, (b) any such termination of a Contract, Company License, Third Party License or Real Property Lease as a result thereof or (c) any Action commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any such consent or waiver or any such termination; provided that such Contract, Company License, Third Party License or Real Property Lease is listed on Schedule 4.10, Schedule 4.11, or Schedule 4.13 if so required.  The Company and its Subsidiaries will cooperate with the Purchaser, upon the request of the Purchaser, in any reasonable manner in connection with the Purchaser obtaining any such consents and waivers; provided that such cooperation will not include any requirement of the Shareholder, the Noteholder, the Company or any of the Subsidiaries of the Company to expend money (other than payments already due and payable but not yet paid), commence, defend or participate in any litigation or offer or grant any accommodation (financial or otherwise) to any third party.

8.4           Regulatory Approvals.

(a)           The Purchaser, the Shareholder and the Company have submitted to (i) the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”) the notification and report form required for the Contemplated Transactions and any supplemental information requested in connection therewith pursuant to the HSR Act, which forms did not request early termination of the waiting period prescribed by the HSR Act and (ii) any other Governmental Entity, any other filings, reports, information and documentation required for the Contemplated Transactions pursuant to any Other Antitrust Laws.  Each of the Company, the Shareholder, and the Purchaser will furnish to each other’s counsel such necessary information and reasonable assistance as the other may request in connection with filings made under the HSR Act and any Other Antitrust Laws.  The Purchaser will be responsible for the filing fees payable in connection with such filings and for any local counsel fees.

(b)           The Purchaser, the Shareholder, the Noteholder and the Company will keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, any Governmental Entity.

(c)           The Parties commit to instruct their respective counsel to cooperate with each other and use commercially reasonable efforts to facilitate and expedite the identification and resolution of any issues arising under the HSR Act and any Other Antitrust Laws at the earliest practicable dates.  Such commercially reasonable efforts and cooperation include counsel’s undertaking (i) to keep each other appropriately informed of communications from and to personnel of the reviewing Governmental Entity, and (ii) to confer with each other regarding appropriate contacts with and responses to personnel of such Governmental Entity.

8.5           Public Announcements.  Prior to January 3, 2012, the Parties will consult with each other before issuing any press release or making any public statement with respect to this Agreement or the Contemplated Transactions.

8.6           Confidentiality.  From and after the Closing, the Shareholder and the Noteholder shall, and shall hold, and shall use their reasonable best efforts to cause their respective officers, directors, employees, accountants, counsel, consultants, advisors, agents and other representatives to hold, in confidence any and all information, whether written or oral, concerning the Company and the Subsidiaries of the Company, except to the extent that such Person can show that such information (a) is in the public domain through no fault of the Shareholder or the Noteholder or (b) is lawfully acquired by the Shareholder or the Noteholder after the Closing from sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation. If the Shareholder or the Noteholder is compelled to disclose any such information by judicial or administrative process or by other requirements of Applicable Law, such Person shall promptly notify the Purchaser in writing and shall disclose only that portion of such information which such Person is advised by its counsel in writing is legally required to be disclosed, provided that such Person shall exercise its reasonable best efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.  Without prejudice to the rights and remedies otherwise available in this Agreement, the Parties each acknowledge that money damages would not be an adequate remedy for any breach of this Section 8.6, and that the Purchaser will be entitled to specific performance and other equitable relief by way of injunction in respect of a breach or threatened breach of any of this Section 8.6.  Notwithstanding the foregoing, the Shareholder shall be permitted to respond to any requests for information received by the Shareholder from the United States Department of Labor or the United States Internal Revenue Service in connection with an audit or otherwise, provided that the Shareholder shall promptly notify the Purchaser in writing upon the receipt of any such request for information and shall disclose only that information which the Shareholder is advised by its counsel in writing is required to be disclosed in connection with such audit or otherwise.

ARTICLE IX

EMPLOYMENT MATTERS

9.1           Bonuses.  The Company shall pay bonuses to the individuals, at the time, and in the amounts set forth on Attachment 9.1.

9.2           Certain Life Insurance Policies and Deferred Compensation Plan.  Attachment 9.2 sets forth certain life insurance policies on the lives of certain employees that were purchased by the Company to be used to fund certain Company obligations under the nonqualified deferred compensation plans of the Company, as listed on Attachment 9.2, in each case identifying the employee, the related policy and the cash surrender value (the “Deferred Compensation Plan”).  Attachment 9.2 also sets forth the total cash surrender value of all policies identified (the “Aggregate Cash Surrender Value”).  At or prior to Closing, the Company shall terminate and satisfy its obligations to participants in the Deferred Compensation Plan and shall transfer title to the insurance policies to the designated insured.

ARTICLE X

TAX MATTERS

10.1         Tax Returns.

(a)           Pre-Closing Tax Returns.  At the direction and control of the Shareholder and the Noteholder, the Company shall cause McGladrey & Pullen, LLP to timely prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Company and each of its Subsidiaries for all taxable periods ending on or prior to the Closing Date (“Pre-Closing Tax Returns”). The Company shall be responsible for the payment of fees to McGladrey & Pullen, LLP to prepare the Pre-Closing Tax Returns.  An estimate of such fees shall be paid by the Company at or prior to Closing.  To the extent of any additional fees incurred in connection with the preparation of Pre-Closing Tax Returns, such fees shall borne by the Shareholder, the Noteholder and the Phantom Unit Holders and shall be paid in accordance with the Shareholder Portion, the Noteholder Portion and the Phantom Unit Holder Portion, respectively, from the Indemnification Escrow Amount (without duplication of any rights to recovery, payment, or indemnity set forth herein).  All such Pre-Closing Tax Returns shall be prepared in accordance with past practice.  The Shareholder and the Noteholder shall provide each such Pre-Closing Tax Return to the Purchaser not later than sixty (60) days before the due date for such Pre-Closing Tax Return.  The Shareholder and the Noteholder will permit the Purchaser and its agents or designees to review and comment on each Pre-Closing Tax Return described in the preceding sentence within twenty (20) days after receipt of such Pre-Closing Tax Return. The Shareholder and the Noteholder will take into account in a reasonable manner any changes to such Tax Returns as are reasonably requested by the Purchaser.  For the avoidance of doubt, such Pre-Closing Tax Returns shall include all deductions related to payments to the Phantom Unit Holders, pursuant to Section 1.3(c) the payment of bonuses pursuant to Section 9.1 of this Agreement, and all other items of compensation for services to the extent paid on or prior to the Closing as required by this Agreement.  The Purchaser will cause such Pre-Closing Tax Returns to be signed by an appropriate officer of the Company or such Subsidiary, as the case may be.

(b)           Straddle Tax Returns.  At the direction and control of the Purchaser, the Company will timely prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Company and each of its Subsidiaries for all periods that include the Closing Date but do not end on the Closing Date (“Straddle Tax Returns”).  The Purchaser shall provide each such Straddle Tax Returns to the Shareholder and the Noteholder not later than sixty (60) days before the due date for such Tax Returns for the review and comment of the Shareholder and the Noteholder.  In the event the Shareholder or the Noteholder reasonably disagrees with any aspect of a Straddle Tax Return that relates to a tax liability for which the Shareholder or the Noteholder would be responsible under this Section 10.1(b) or Article XIII and provides written notice of such disagreement to the Purchaser within twenty (20) days after receipt of such Straddle Tax Return, time being of the essence, the disagreement will be resolved by the Independent Accountants.  Any costs and expenses of the Independent Accountants incurred pursuant to this Section 10.1(b) shall be borne equally by the Purchaser, on one hand, and the Shareholder, the Noteholder and the Phantom Unit Holders, on the other hand; provided that such costs and expenses borne by the Shareholder, the Noteholder and the Phantom Unit Holders shall be paid in accordance with the Shareholder Portion, the Noteholder Portion and the Phantom Unit Holder Portion, respectively, from the Indemnification Escrow Amount (without duplication of any rights to recovery, payment, or indemnity set forth herein).

10.2          Allocation of Taxes.  For all purposes of this Agreement, the portion of the Taxes imposed on the Company or any of its Subsidiaries with respect to the Pre-Closing Tax Period portion of a Straddle Period, (i) in the case of any Taxes that are imposed on a periodic basis (including, without limitation, real estate Tax and whether such Tax is payable to a Governmental Entity, a landlord or other third party) other than Taxes based upon or related to income, sales, gross receipts, wages, capital expenditures or expenses, shall be deemed to be the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of days in the entire Straddle Period, and (ii) in the case of Taxes based upon or related to income, sales, gross receipts, wages, capital expenditures or expenses, the portion of the Taxes associated with the Pre-Closing Tax Period portion of such a Straddle Period will be determined based on an interim closing of the books as of the Closing Date.

10.3          Cooperation on Tax Matters.  The Purchaser, the Company and the Shareholder and Noteholder will cooperate fully, as and to the extent reasonably requested by another Party, in connection with the filing of Tax Returns pursuant to this Article X and any audit, inquiry, examination, litigation or other proceeding with respect to Taxes.  Such cooperation shall include the retention and (upon another Party’s request) the provision of records and information which are reasonably relevant to the preparation and filing of Tax Returns and to any such audit, inquiry, examination, litigation or other proceeding, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  The Shareholder and Noteholder, the Company and the Purchaser agree to retain all Books and Records with respect to Tax matters pertinent to the Company and each of its Subsidiaries relating to any taxable period beginning before the Closing Date until the expiration of the applicable statute of limitations.

10.4          Certain Tax Proceedings.

(a)           The indemnification procedures set forth in this Section 10.4 shall apply to any Action by any Governmental Entity related to Taxes.

(b)           In the event that the Shareholder, Noteholder and Phantom Unit Holders would be liable for the payment of any Taxes under Article XIII if assessed or imposed, and such Taxes are assessed against or imposed on the Company, any Subsidiary of the Company or the Purchaser by any Governmental Entity, the Shareholder and Noteholder, in each of their sole and absolute discretion, will have the right to participate at each of its own expense in, but not control (except to the extent provided in Section 10.4(c) any audit involving any such Taxes and/or to contest any assertion that any such Taxes are payable in any proceedings available to the Company, the Subsidiary of the Company or the Purchaser.  The Shareholder and Noteholder, on the one hand, and the Company and the Purchaser, on the other hand, shall fully cooperate in good faith in connection with any such audit or other proceeding.  The Purchaser and the Company shall not consent to the entry of any judgment or enter into any settlement of a material amount for which the Shareholder, Noteholder and Phantom Unit Holders would be responsible under Article XIII without the prior written consent of the Shareholder and the Noteholder, which consent shall not be unreasonably withheld.

(c)           The Shareholder and Noteholder will have the right to control all proceedings in connection with a contest or audit that relates solely to Taxes for which the Shareholder, Noteholder and Phantom Unit Holders would be liable under Article XIII; provided, however, that (i) such Taxes do not exceed the then remaining amount of the Indemnification Escrow Amount; (ii) as a precondition to the Shareholder and Noteholder’s right to control such proceedings, the Shareholder and Noteholder shall conduct the defense actively and diligently, and (iii) the Shareholder and Noteholder shall not consent to the entry of any judgment or enter into any settlement without the prior written consent of the Company and/or the Purchaser, which consent shall not be unreasonably withheld.

(d)           So long as the Shareholder and Noteholder are conducting the defense in accordance with Section 10.4(c) and subject to Purchaser’s rights in Section 10.4(c) the Company, a Subsidiary of the Company and/or the Purchaser may retain separate co-counsel at their sole cost and expense and may participate in, but not control, such defense.

(e)           In the event that any of the conditions in Section 10.4(c) is or becomes unsatisfied, the Company, a Subsidiary of the Company and/or the Purchaser may control the defense, and consent to the entry of any judgment or enter into any settlement, in any manner that they reasonably may deem appropriate, with the consent of the Shareholder and the Noteholder, which consent shall not be unreasonably withheld.

10.5          Tax Sharing Agreements.  All Tax sharing agreements or similar agreements with respect to or involving the Company or any of its Subsidiaries will be terminated no later than the Closing Date and, after the Closing Date, neither the Company nor any of its Subsidiaries will be bound thereby or have any liability thereunder.  The Shareholder and the Company will take all actions necessary to terminate such agreements.

10.6          Certain Taxes.  Notwithstanding anything in this Agreement to the contrary, all transfer, documentary, sales, use, stamp, registration, and other such Taxes, and all conveyance fees, recording charges, and other similar fees and charges (including any penalties and interest) incurred in connection with consummation of the Contemplated Transactions will be paid 50% by the Purchaser and 50% by the Shareholder, the Noteholder and the Phantom Unit Holders in accordance with the Shareholder Portion, the Noteholder Portion and the Phantom Unit Holder Portion, respectively, from the Indemnification Escrow Amount(without duplication of any rights to recovery, payment, or indemnity set forth herein), when due, and the Purchaser will file all necessary Tax Returns and other documentation with respect to all such Taxes, fees, and charges, and, if required by Applicable Law, the Shareholder will join in the execution of any such Tax Returns and other documentation.  The liability of the Shareholder, Noteholder, and Phantom Unit Holders for such Taxes will be treated as a Current Liability for purposes of the calculations in Section 1.5 (to the extent not already paid on or prior to the Closing Date).

10.7          Carryovers, Refunds and Related Matters.

(a)           Any refund of Taxes (including any interest thereon) that relates to the Company or a Subsidiary of the Company that is attributable to a Post-Closing Tax Period will be the property of the Company or such Subsidiary of the Company, as applicable, and will be retained by the Company or such Subsidiary of the Company (or promptly paid by the Shareholder, if applicable, to the Company or such Subsidiary of the Company if any such refund (or interest thereon) is received by the Shareholder), unless (i) such refund is attributable to the carry-forward of a Tax item attributable to a Pre-Closing Tax Period or (ii) such refund is in respect of a Tax liability the economic burden of which was effectively borne by the Shareholder, the Noteholder or the Phantom Unit Holders through the indemnification provisions in Article XIII will promptly be paid over to the Shareholder, the Noteholder and the Phantom Unit Holders in accordance with the Shareholder Portion, the Noteholder Portion, and the Phantom Unit Holder Portion, respectively, and, in the case of the Phantom Unit Holders, as directed by the Phantom Unit Holder Representative.  For purposes of this Agreement, a refund of Taxes will include not only refunds in respect of which a payment is received, but also refunds effectively received through an offset, credit or other mechanism.

(b)           If after the Closing Date, the Company or any of its Affiliates receives a refund of any Tax that is attributable to a Pre-Closing Tax Period, then the Purchaser will cause the Company or the Affiliate of the Company, as the case may be, to promptly pay to the Shareholder, the Noteholder, and the Phantom Unit Holders in accordance with the Shareholder Portion, the Noteholder Portion, and the Phantom Unit Holder Portion, respectively, the amount of such refund together with any interest thereon, and, in the case of the Phantom Unit Holders, as directed by the Phantom Unit Holder Representative, unless such refund is attributable to the carryback of a Tax item attributable to a Post-Closing Tax Period.

(c)            In applying Section 10.7(a) and Section 10.7(b) hereof, any refund of Taxes (including any interest thereon) for a Straddle Period will be allocated between the Pre-Closing Tax Period and the Post-Closing Tax Period in accordance with the principles of this Section 10.7.

(d)           Amended Tax Returns with respect to any Pre-Closing Tax Period of the Company may not be filed without the prior written consent of the Shareholder and the Noteholder, which consent shall not be unreasonably withheld or delayed.

10.8          Section 338(h)(10) Election.

(a)           The Shareholder and the Company expressly elect that Section 338(h)(10) of the Code shall apply to the Acquisition.  The Company and the Shareholder shall join with the Purchaser in making an election under Section 338(h)(10) of the Code and any similar election under any applicable state, local or foreign income Tax law (collectively, the “Section 338(h)(10) Election”) with respect to the Acquisition.  The Shareholder shall include any income, gain, loss, deduction or other tax item resulting from the Section 338(h)(10) Election on its respective Tax Returns to the extent required by Applicable Law.

(b)           To facilitate the Section 338(h)(10) Election, the Purchaser shall deliver to the Shareholder, prior to the Closing Date, drafts of Internal Revenue Service Form 8023 and any similar forms under applicable state, local and foreign income Tax law (collectively, the “Section 338 Forms”).  The Shareholder shall review the Section 338 Forms and provide any proposed revisions to the Purchaser prior to the Closing.  The Section 338 Forms shall be duly executed by the Shareholder and the Purchaser at the Closing.  The Purchaser shall duly and timely file the Section 338 Forms as prescribed by U.S. Treasury Regulations Section 1.338(h)(10)-1 or the corresponding provisions of applicable state, local or foreign income Tax law.  Notwithstanding the foregoing, the Shareholder agrees that it will execute any applicable form under state, local or foreign income Tax law which form is (i) similar to Internal Revenue Service Form 8023, (ii) properly completed by the Purchaser, and (iii) provided to the Shareholder by the Purchaser after the Closing Date, but prior to the date that such form is required to be filed under Applicable Law.

(c)           The Purchaser, on the one hand, and the Shareholder, the Note holder and the Phantom Unit Holders Representative, on the other hand, agree that the Purchase Price (as increased by the liabilities of the Company and other relevant items that are deemed sales consideration for federal income tax purposes pursuant to Code Section 338) (the “Adjusted Purchase Price”) will be allocated to the assets of the Company for all purposes (including Tax and financial accounting) in a manner consistent with Code Section 338.  The Purchaser shall propose an initial allocation of the Adjusted Purchase Price among the assets of the Company (the “Asset Allocation”).  The Purchaser shall deliver the proposed Asset Allocation to the Shareholder and the Noteholder within 60 days after the Closing Date for their review, comment, and consent, which consent shall not be unreasonably withheld or delayed.  The Purchaser, the Shareholder and the Noteholder shall endeavor in good faith to resolve any disputed matters as to the Asset Allocation within twenty (20) days after the Purchaser’s receipt of the Shareholder’s or Noteholder’s notice of objection. If the Purchaser, on the one hand, and the Shareholder and the Noteholder on the other hand, are unable to resolve such disputed matters, the each party may prepare all books, records, and filings in a manner using any reasonable asset allocation that they deem appropriate even if inconsistent with the proposed Asset Allocation.  The Purchaser, the Company and the Shareholder shall file all Tax Returns and information reports in a manner consistent with the Section 338(h)(10) Election and the final Asset Allocation but only in the event the Asset Allocation is ultimately accepted by the Purchaser, on the one hand, and the Shareholder and the Noteholder on the other hand in accordance with this Section 10.8(c).  Any subsequent adjustments to the Adjusted Purchase Price shall be reflected in amendments to the Asset Allocation made by the Purchaser in accordance with the principles set forth in U.S. Treasury Regulations under Code Section 338.  Any liability of the Company or any of its Subsidiaries for state, local and federal Taxes resulting from the Section 338(h)(10) Election (including, without limitation, any Tax liability under Code Section 1374 and any corresponding provision of State or local law) shall be borne by the Shareholder, the Noteholder and the Phantom Unit Holders in accordance with the Shareholder Portion, Noteholder Portion and Phantom Unit Holder Portion, respectively, from the Indemnification Escrow Amount (without duplication of any rights to recovery, payment, or indemnity set forth herein), except to the extent that such Tax liability does not exceed the amount reserved for such Tax liability on the Closing Net Working Capital Statement (other than reserves for deferred Taxes to reflect timing differences between book and Tax income) and included in the computation of the Final Net Working Capital Amount.

(d)           If any of the Shareholder, the Noteholder or the Phantom Unit Holder Representative breaches any covenant or representation set forth in this Agreement which breach prevents a valid Section 338(h)(10) Election from being made, the Shareholder, the Noteholder, and the Phantom Unit Holders, shall indemnify and hold the Purchaser, the Company, the Subsidiaries of the Company and their respective Affiliates harmless against any and all Taxes due from the Company and its Subsidiaries which result from such breach, together with all expenses and other Liabilities and Damages related thereto.  Such indemnification obligations shall be satisfied in accordance with the provisions of Article XIII as an indemnification resulting from a breach of a covenant by the Company.  Any such indemnification obligation shall be borne by the Shareholder, the Noteholder, and the Phantom Unit Holders solely in accordance with the Shareholder Portion, Noteholder Portion, and Phantom Unit Holder Portion, respectively, from the Indemnification Escrow Amount (without duplication of any rights to recovery, payment, or indemnity set forth herein).  Solely for purposes of this Section 10.8(d), the term “Taxes” shall mean the present value as of the Closing Date of the step up in the adjusted basis of the assets of the Company and its Subsidiaries that would have resulted from a valid Section 338(h)(10) Election, computed on the following assumptions: (i) the Asset Allocation determined pursuant to Section 10.8(c) hereof (taking into account the Purchaser’s transaction costs) is correct; (ii) each highest marginal rate of Tax applied to income of a corporation as of the Closing Date pursuant to Applicable Law shall apply; and (iii) the discount rate shall be 3%.  The Shareholder, the Noteholder or the Phantom Unit Holders, as the case may be, shall pay such Taxes, expenses and other Liabilities and Damages to the Purchaser after written demand therefor, together with interest from the Closing Date at a rate equal to the weighted average prime rate announced from time to time by the Wall Street Journal during such period but all such amounts described in this sentence shall be paid only from the Indemnification Escrow Amount in accordance with the previous sentence.  The Purchaser shall deliver with such written demand evidence of such expenses and other Liabilities and Damages in accordance with the provisions of Article XIII.

(e)           Any actions, decisions or agreements of the Shareholder pursuant to this Article X which result in a cost of liability to the Noteholder shall require the consent of the Noteholder.

10.9           Tax Treatment.  Subject in all respects to the requirement that the compensations amounts referenced in Section 10.1 be included in the Pre-Closing Tax Returns as referenced in Section 10.1, the Shareholder and the Purchaser agree to the following and will take no position inconsistent with the following on any Tax Return or otherwise: (a) the obligation to make the payments described in Section 1.3(c)and Section 1.3(e) shall be treated as liability of the “old target” that are assumed by the “new target” in accordance with Treasury Regulations promulgated under Section 338 of the Code, and (b) all payments made by the purchaser pursuant to Section 1.3(c) and Section 1.3(e) on the Closing Date shall be treated as cash contributions to the Company by the Purchaser, and payments made by the Company, in each case occurring after the “qualified stock purchase,” and therefore shall be treated as occurring the day following the Closing Date for federal income tax purposes, in accordance with Treasury Regulation Section 1.338-1(d).

ARTICLE XI

CONDITIONS TO CLOSING

11.1          Conditions to Each Party’s Obligations.  The respective obligations of each Party to effect the Contemplated Transactions will be subject to the fulfillment at or prior to the Closing of each of the following conditions:

(a)           The waiting period applicable to the consummation of the Acquisition under the HSR Act and any applicable waiting periods under the Other Antitrust Laws will have expired or been terminated and all other Authorizations and Orders of, declarations and filings with, and notices to any Governmental Entity required to permit the consummation of the Contemplated Transactions will have been obtained or made.

(b)           No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the Contemplated Transactions shall be in effect.  No Applicable Law shall have been enacted or shall be deemed applicable to the Acquisition which makes the consummation of the Contemplated Transactions illegal.

(c)           The Shareholder will have received, and the Company, the Purchaser and the Noteholder will have received a copy of the opinion from the Shareholder’s financial advisor that was rendered to the Shareholder that (i)  the consideration to be received by the Shareholder in the Contemplated Transactions is fair to the Shareholder from a financial point of view and (ii) the consideration to be received by the Shareholder is at least equal to the fair market value (as such term is used in determining “adequate consideration” under Section 3(18) of ERISA) of the stock to be sold by the Shareholder in the Contemplated Transactions as of the Closing Date.

(d)           The Trustee shall have determined, in the exercise of its fiduciary discretion under ERISA, that the consummation of the Contemplated Transactions is prudent, is for the exclusive purpose of providing benefits to participants and beneficiaries of the ESOP, and does not constitute a “prohibited transaction” under ERISA nor otherwise violate ERISA, and the Trustee shall have delivered to each of the other Parties hereto a certificate to such effect.

(e)           All of the actions contemplated by Section 8.1  to be taken prior to the Closing will have been taken, will be in full force and effect and will not have been rescinded or amended or enjoined by an Order of any Governmental Entity as of the Closing Date.

11.2          Conditions to Obligations of the Purchaser.  The obligations of the Purchaser to consummate the Contemplated Transactions will be subject to the fulfillment at or prior to the Closing of each of the following additional conditions:

(a)           Each of the representations and warranties of the Shareholder, the Company and the Noteholder set forth in this Agreement that is qualified by materiality will be true and correct at and as of the Closing Date as if made at and as of the Closing Date (without giving effect to any Disclosure Schedule Supplement) and each of such representations and warranties that is not so qualified will be true and correct in all material respects at and as of the Closing Date as if made at and as of the Closing Date (without giving effect to any Disclosure Schedule Supplement), except (i) to the extent that such representations and warranties refer specifically to an earlier date, in which case such representations and warranties will have been true and correct as of such earlier date, (ii) for changes contemplated by this Agreement, or (iii) for circumstances under which the breach of a representation or warranty not qualified by Material Adverse Effect would not and would not reasonably be expected to have a Material Adverse Effect, and the Purchaser will have received a certificate signed on behalf of the Company by the President of the Company and on behalf of the Shareholder by the Trustee and on behalf of the Noteholder by an authorized officer of the Noteholder to such effect.

(b)           The Shareholder, the Noteholder and the Company will have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by the Company and the Shareholder and the Noteholder at or prior to the Closing Date; provided that failure to perform or comply with any obligation or covenant set forth in Section 6.2 or Section 6.3 shall not constitute the non-satisfaction of this condition unless such failure would or would reasonably be expected to have a Material Adverse Effect, and the Purchaser will have received a certificate signed on behalf of the Company by the President of the Company, on behalf of the Shareholder by the Trustee and on behalf of the Noteholder by an authorized officer of the Noteholder to such effect.

(c)           Company Closing Deliveries.  The Company will have delivered, or caused to be delivered, to the Purchaser the following:

(i)           a certificate by the Secretary of the Company, dated the Closing Date, as to (A) no amendments having been adopted in respect of the Organizational Documents of the Company or any of its Subsidiaries since the date of this Agreement, (B) the resolutions duly adopted by the Board of Directors of the Company evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, the Company Ancillary Documents and the Company Closing Documents and the consummation of the Contemplated Transactions and (C) identifying the name and title and bearing the signatures of the officers of the Company authorized to execute this Agreement, the other Company Ancillary Documents and the Company Closing Documents;

(ii)            the organizational record books and minute books of the Company and each of the Subsidiaries;

(iii)           the Escrow Agreement (Phantom Unit Holders), duly executed by the Phantom Unit Holder Representative and the Escrow Agent;

(iv)           copies of the consents identified in Attachment 11.2(c)(iv) (the “Material Consents”) which have been obtained in form and substance satisfactory to the Purchaser and are in full force and effect;

(v)            certificates of good standing, dated within ten (10) Business Days of the Closing Date, for the Company and each of its Subsidiaries issued by the Secretary of State of their respective states of incorporation, and certificates of good standing, dated within sixty (60) Business Days of the Closing Date, for the Company and each of its Subsidiaries issued by the Secretary of State of any other jurisdiction in which each is qualified to do business.

(vi)           stock certificates evidencing shares of capital stock of the Company issued pursuant to Section 1.3(b) hereof;

(vii)          the payoff letters from the creditors listed on Attachment 11.2(c)(vii) (the “Payoff Letters”) with respect to the payoff and release of the Encumbrances  and Liens of the Company or its Subsidiaries set forth on Attachment 11.2(c)(vii) (the “Released Encumbrances”) for the release of the Released Encumbrances upon the payment by Purchaser of the amounts set forth in such Payoff Letters; and

(viii)         all other documents required to be entered into or delivered by the Company, the Noteholder, the Phantom Unit Holders and the Phantom Unit Holder Representative at or prior to the Closing pursuant to this Agreement

(d)           Shareholder Closing Deliveries.  The Shareholder will have delivered, or caused to be delivered, to the Purchaser the following:

(i)             a certificate by an officer of the Trustee, dated the Closing Date, as to (A) no amendments having been adopted in respect of the Organizational Documents of the Shareholder, (B) evidencing the taking of all trust action necessary to authorize the execution, delivery and performance of this Agreement, the Shareholder Ancillary Documents and the Shareholder Closing Documents and the consummation of the Contemplated Transactions and (C) identifying the name and title and bearing the signature of the persons authorized to execute, on behalf of Shareholder, this Agreement, the other Shareholder Ancillary Documents and the Shareholder Closing Documents;

(ii)            the Escrow Agreement (Shareholder), duly executed by the Shareholder and the Escrow Agent;

(iii)           stock certificates evidencing the Shares, free and clear of all Encumbrances and Liens, duly endorsed in blank or accompanied by stock powers or other instruments of transfer duly executed in blank;

(iv)           a certificate from the Trustee, dated as of the Closing Date, sworn under penalty of perjury and in form and substance required under the Treasury Regulations issued pursuant to Code Section 1445 stating that the Shareholder is not a “foreign person” as defined in Code Section 1445; and

(v)           all other documents required to be entered into or delivered by the Shareholder or the Trustee on behalf of the Shareholder at or prior to the Closing pursuant to this Agreement.

(e)           Noteholder Closing Deliveries  The Noteholder will have delivered, or caused to be delivered, to the Purchaser the following:

(i)             a certificate by an officer of the Noteholder, dated as of the Closing Date, as to incumbency of the officers authorized to execute this Agreement or any other Noteholder Ancillary Document;

(ii)            the Escrow Agreement (Noteholder), duly executed by the Noteholder and the Escrow Agent; and

(iii)           all other documents required to be executed or delivered at or prior to the Closing by the Noteholder pursuant to this Agreement.

11.3          Conditions to Obligations of the Shareholder, the Noteholder and the Company.  The obligations of the Shareholder, the Noteholder and the Company to consummate the Contemplated Transactions will be subject to the fulfillment at or prior to the Closing of each of the following additional conditions:

(a)           Each of the representations and warranties of the Purchaser set forth in this Agreement that is qualified by materiality will be true and correct at and as of the Closing Date as if made at and as of the Closing Date and each of such representations and warranties that is not so qualified will be true and correct in all material respects at and as of the Closing Date as if made at and as of the Closing Date, except (i) to the extent that such representations and warranties refer specifically to an earlier date, in which case such representations and warranties will have been true and correct as of such earlier date, (ii) for changes contemplated by this Agreement or (iii) for circumstances under which a breach of a representation or warranty not qualified by Material Adverse Effect would not and would not reasonably be expected to have a Material Adverse Effect, and the Company, the Shareholder and the Noteholder will have received a certificate signed on behalf of the Purchaser by the President of the Purchaser to such effect.

(b)           The Purchaser will have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by the Purchaser at or prior to the Closing Date, and the Company, the Shareholder and the Noteholder will have received a certificate signed on behalf of the Purchaser by the President of the Purchaser to such effect.

(c)           Purchaser Closing Deliveries.  The Purchaser will have delivered, or caused to be delivered, to the Shareholder, the Noteholder and the Company, as appropriate, the following:

(i)             a certificate by the Secretary of the Purchaser, dated the Closing Date, as to (A) no amendments having been adopted in respect of the Organizational Documents of the Purchaser or any of its Subsidiaries since the date of this Agreement, (B) the resolutions duly adopted by the Board of Directors of the Purchaser evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, the Purchaser Ancillary Documents and the Purchaser Closing Documents and the consummation of the Contemplated Transactions and (C) identifying the name and title and bearing the signatures of the officers of the Purchaser authorized to execute this Agreement, the other Purchaser Ancillary Documents and the Purchaser Closing Documents;

(ii)            the Escrow Agreements, duly executed by the Purchaser and the deposits into the Escrow Account contemplated by Section 1.4;

(iii)           the payment of the Shareholder Closing Cash Amount to the Shareholder and other payments as contemplated by Section 1.3(a);

(iv)           the payment to the Company as contemplated by Section 1.3(c);

(v)           the payment on behalf of the Company of the amounts set forth in the Payoff Letters in accordance with the terms and conditions of such Payoff Letters, as contemplated by Section 1.3(b);

(vi)           the Noteholder Letter of Credit duly executed and issued by PNC Bank, National Association or such other bank as contemplated by this Agreement; and

(vii)          all other documents required to be entered into or delivered by the Purchaser at or prior to the Closing pursuant to this Agreement.

ARTICLE XII

TERMINATION

12.1          Termination.

(a)           This Agreement may be terminated at any time prior to the Closing (the “Termination Date”):

(i)             by mutual written consent of the Purchaser, the Company, the Shareholder and the Noteholder;

(ii)            by the Purchaser, on the one hand, or any one of the Shareholder or the Noteholder, on the other hand, if the Closing does not occur on or before December 30, 2011; provided that the right to terminate this Agreement under this clause (ii) shall not be available to any Party whose willful breach of a representation, warranty, covenant or agreement under this Agreement has been the cause of or resulted in the failure of the Closing to occur on or before such date;

(iii)           by the Purchaser if (A) there has been a breach by the Shareholder, the Company or the Noteholder of any representation, warranty, covenant or agreement contained in this Agreement or if any representation or warranty of the Company, the Shareholder or the Noteholder will have become untrue, in either case without giving effect to any Disclosure Schedule Supplement and such that the conditions set forth in Section 11.2 would not be satisfied, and (B) such breach is not curable, or, if curable, is not cured by December 30, 2011 after written notice of such breach is given to the Shareholder, the Company and the Noteholder by the Purchaser;

(iv)           by the Shareholder, the Company or the Noteholder if (A) there has been a breach by the Purchaser of any representation, warranty, covenant or agreement contained in this Agreement or if any representation or warranty of the Purchaser will have become untrue and such that the conditions set forth in Section 11.3 would not be satisfied, and (B) such breach is not curable, or, if curable, is not cured by December 30, 2011 after written notice of such breach is given to the Purchaser by the Shareholder, the Company and the Noteholder; or

(v)           by the Purchaser, on the one hand, or any one of the Shareholder or the Noteholder, on the other hand, if a Governmental Entity shall have issued an Order or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions, which Order or other action is final and non-appealable.

(b)           The Party or Parties desiring to terminate this Agreement pursuant to clause (ii), (iii), (iv) or (v) of Section 12.1(a) will give written notice of such termination to the other Party or Parties hereto.

12.2          Specific Performance and Other Remedies.  The Shareholder, the Company, the Noteholder and the Purchaser each acknowledge that the rights of each Party to consummate the Contemplated Transactions are special, unique and of extraordinary character and that, in the event that any Party violates or fails or refuses to perform any covenant or agreement made by it in this Agreement, the non-breaching Party may be without an adequate remedy at law.  The Shareholder, the Company, the Noteholder and the Purchaser agree, therefore, that in the event that any Party willfully violates or fails or refuses to perform any covenant or agreement made by such Party in this Agreement, the non-breaching Party may, subject to the terms of this Agreement and in addition to any remedies at law for damages or other relief, institute and prosecute an action in any court of competent jurisdiction to enforce specific performance of such covenant or agreement or seek any other equitable relief.

12.3          Effect of Termination.  In the event of termination of this Agreement pursuant to this Article XII, this Agreement will forthwith become void and there will be no liability on the part of any Party or its respective officers, directors or stockholders, except as provided in the following sentence and except for obligations under Section 7.1 Confidentiality, Section 8.5 Public Announcements, Section 14.6 Controlling Law; Amendment, Section 14.7 Consent to Jurisdiction, Section 14.10 Waiver, Section 14.11  Integration, Section 14.12 Transaction Costs, Section 14.13 Third Party Beneficiary, Section 14.15 Attorneys’ Fees, and this Section, all of which will survive the Termination Date.  Notwithstanding the foregoing, nothing contained in this Agreement will relieve any Party from liability for any willful breach of this Agreement.

ARTICLE XIII

SURVIVAL; INDEMNIFICATION

13.1          Survival.  Each of the representations and warranties of the Parties contained herein or in any certificate delivered pursuant to this Agreement will survive the Closing for a period of twenty-two (22) months, except for Fundamental Representations and claims for fraud which shall survive indefinitely; provided, however, that if a claim for indemnification is timely made pursuant to this Section 13.1 and, if applicable, Section 13.8(a), then the claim shall survive until finally resolved.  The covenants and agreements contained in this Agreement which by their terms do not contemplate performance after the Closing shall terminate as of the Closing.  The covenants and agreements contained in this Agreement which by their terms contemplate performance after the Closing Date shall survive the Closing for their specified term; provided, however, that no covenant shall survive the Closing for a period longer than twenty-two (22) months; provided, further, that if a claim for indemnification is timely made pursuant to this Section 13.1 and, if applicable, Section 13.8(a), then the claim shall survive until finally resolved.  Notwithstanding the foregoing, the covenants contained in Section 8.1 (Further Actions) shall survive indefinitely until fully discharged subject to any applicable statute of limitations.

13.2          Indemnification Obligations of the Shareholder – Shareholder Representations.  Subject to the limitations set forth in Section 13.9 below, the Shareholder, but only to the extent of the Shareholder Cap, will indemnify, defend and hold harmless the Purchaser, and, after the Closing, the Company, each of their respective officers, directors, employees, agents and Representatives and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Purchaser Indemnified Parties”) from and against any and all claims, liabilities, obligations, losses, costs, expenses, penalties, fines and judgments (in equity or at law) and damages whenever arising or incurred (including, without limitation, amounts paid in settlement, costs of investigation and reasonable attorneys’ and accountants’ fees and expenses) (“Damages”) arising out of or resulting from:

(a)           any breach or inaccuracy of any representation or warranty made by the Shareholder in Article II of this Agreement, or in any Shareholder Ancillary Document; and

(b)           any breach of any covenant, agreement or undertaking made by the Shareholder in this Agreement or in any of the Shareholder Ancillary Documents.

13.3          Indemnification Obligations of the Shareholder – Company Representations.  Subject to the limitations set forth in Section 13.9 below, and except to the extent already taken into account in the calculation of the Final Net Working Capital Amount, the Shareholder but only to the extent of the Shareholder Portion of the Indemnification Escrow Amount, will indemnify, defend and hold harmless the Purchaser Indemnified Parties from, against and in respect of the Shareholder Portion of any and all Damages arising out of or resulting from:

(a)           any breach or inaccuracy of any representation or warranty made by the Company in this Agreement, or in any of the Company Ancillary Documents;

(b)           any breach of any covenant, agreement or undertaking made by the Company in this Agreement or in any of the Company Ancillary Documents (other than any covenant, agreement or undertaking that by the terms of this Agreement is to be performed by the Company after the Closing); and

(c)           without duplication of any rights to recovery, payment or indemnity set forth herein, any Taxes of the Company or any Subsidiary of the Company for any Pre-Closing Tax Period in excess of amounts reserved for such Taxes on the Closing Net Working Capital Statement (other than reserves for deferred Taxes to reflect timing differences between book and Tax income) and included in the computation of the Final Net Working Capital Amount.

13.4          Indemnification Obligations of the Noteholder – Noteholder Representations.  Subject to the limitations set forth in Section 13.9 below, the Noteholder, but only to the extent of the Noteholder Cap, will indemnify, defend and hold harmless the Purchaser Indemnified Parties from and against any and all Damages arising out of or resulting from:

(a)           any breach or inaccuracy of any representation or warranty made by the Noteholder in Article III of this Agreement or in any of the Noteholder Ancillary Documents; and

(b)           any breach of any covenant, agreement or undertaking made by the Noteholder in this Agreement or any of the Noteholder Ancillary Documents.

13.5          Indemnification Obligations of the Noteholder – Company Representations.  Subject to the limitations set forth in Section 13.9 below, and except to the extent already taken into account in the calculation of the Final Net Working Capital Amount, the Noteholder but only to the extent of the Noteholder Portion of the Indemnification Escrow Amount, will indemnify, defend and hold harmless the Purchaser Indemnified Parties from, against and in respect of the Noteholder Portion of any and all Damages arising out of or resulting from:

(a)           any breach or inaccuracy of any representation or warranty made by the Company in this Agreement, or in any of the Company Ancillary Documents;

(b)           any breach of any covenant, agreement or undertaking made by the Company in this Agreement or in any of the Company Ancillary Documents (other than any covenant, agreement or undertaking that by the terms of this Agreement is to be performed by the Company after the Closing); and

(c)           without duplication of any rights to recovery, payment or indemnity set forth herein, the Company or any Subsidiary of the Company for any Pre-Closing Tax Period in excess of amounts reserved for such Taxes on the Closing Net Working Capital Statement (other than reserves for deferred Taxes to reflect timing differences between book and Tax income) and included in the computation of the Final Net Working Capital Amount.

13.6         Indemnification Obligations of the Phantom Unit Holders – Company Representations.  Subject to the limitations set forth in Section 13.9 below, and except to the extent already taken into account in the calculation of the Final Net Working Capital Amount, the Phantom Unit Holders, but only to the extent of the Phantom Unit Holder Portion of the Indemnification Escrow Amount, will indemnify, defend and hold harmless the Purchaser Indemnified Parties from, against and in respect of the Phantom Unit Holder Portion of any and all Damages arising out of or resulting from:

(a)           any breach or inaccuracy of any representation or warranty made by the Company in this Agreement or in any of the Company Ancillary Documents;

(b)           any breach of any covenant, agreement or undertaking made by the Company in this Agreement or in any of the Company Ancillary Documents (other than any covenant, agreement or undertaking that by the terms of this Agreement is to be performed by the Company after the Closing); and

(c)           without duplication of any rights to recovery, payment or indemnity set forth herein, any Taxes of the Company or any Subsidiary of the Company for any Pre-Closing Tax Period in excess of amounts reserved for such Taxes on the Closing Net Working Capital Statement (other than reserves for deferred Taxes to reflect timing differences between book and Tax income) and included in the computation of the Final Net Working Capital Amount.

13.7         Indemnification Obligations of the Purchaser.  Subject to the limitations set forth in Section 13.9 below, the Purchaser will indemnify, defend and hold harmless (i) the Shareholder, and each of its officers, directors, employees, agents and Representatives, and each of the successors and assigns of any of the foregoing (each a “Shareholder Indemnified Party” and collectively, the “Shareholder Indemnified Parties”), (ii) the Noteholder, and each of its officers, directors, employees, agents and Representatives, and each of the successors and assigns of any of the foregoing (each a “Noteholder Indemnified Party” and collectively, the “Noteholder Indemnified Parties”), (iii) the Phantom Unit Holders, and the Phantom Unit Holder’s Representative, and each of the heirs, executors, successors and assigns of any of the foregoing (each a “Phantom Unit Holder Indemnified Party” and collectively, the “Phantom Unit Holder Indemnified Parties”),  and (iv) prior to the Closing, the Company and each of its respective officers, directors, employees, agents and Representatives, and each of the heirs, executors, successors and assigns of any of the foregoing (each a “Company Indemnified Party” and collectively, the “Company Indemnified Parties”), from and against any and all Damages arising out of or resulting from:

(a)           any breach or inaccuracy of any representation or warranty made by the Purchaser in this Agreement or in any of the Purchaser Ancillary Documents; and

(b)           any breach of any covenant, agreement or undertaking made by the Purchaser, or by the Company that by the terms of this Agreement is to be performed after the Closing, in this Agreement or in any of the Purchaser Ancillary Documents.

13.8         Indemnification Procedure.

(a)           Promptly after receipt by a Purchaser Indemnified Party, on the one hand, or a Shareholder Indemnified Party, a Noteholder Indemnified Party, a Phantom Unit Holder Indemnified Party or a Company Indemnified Party, on the other hand, as the case may be (hereinafter in each case collectively referred to as an “Indemnified Party”) of notice by a third party (including any Governmental Entity) of any Action or the commencement of any Action with respect to which such Indemnified Party may be entitled to receive payment from the other Party for any Purchaser Losses, Shareholder Losses, Noteholder Losses or Company Losses (as the case may be), such Indemnified Party will notify the Purchaser on the one hand, or the Shareholder, the Noteholder, or the Phantom Unit Holder Representative on the other hand, as the case may be (the “Indemnifying Party”); provided, however, that the failure to so notify the Indemnifying Party will relieve the Indemnifying Party from liability under this Agreement with respect to such claim only if, and only to the extent that, such failure to notify the Indemnifying Party results in a loss by the Indemnifying Party of rights and defenses otherwise available to the Indemnifying Party with respect to such claim.  The Indemnifying Party will have the right, upon written notice delivered to the Indemnified Party within ten (10) days after receiving the notice from the Indemnified Party described above, to assume the defense of such Action, including the employment of counsel (provided such counsel is reasonably satisfactory to the Indemnified Party) and the payment of the fees and disbursements of such counsel.  In the event, however, that the Indemnifying Party declines or fails to assume the defense of the Action on the terms provided above or to employ counsel reasonably satisfactory to the Indemnified Party, in either case within such ten (10) day period, then such Indemnified Party may employ counsel to represent or defend it in any such Action, provided, however, that the Indemnifying Party may at any time thereafter assume the defense of such Action, in which event the Indemnifying Party shall bear the reasonable fees, costs and expenses of the Indemnified Party’s counsel incurred prior to the assumption of the Indemnifying Party of the defense of such Action.  In any Action with respect to which indemnification is being sought hereunder, the Indemnified Party or the Indemnifying Party, whichever is not defending such Action, will have the right to participate in such matter and to retain its own counsel at such Party’s own expense.  The Indemnifying Party or the Indemnified Party, as the case may be, will at all times use reasonable efforts to keep the Indemnifying Party or the Indemnified Party, as the case may be, reasonably apprised of the status of the defense of any matter the defense of which they are maintaining and to cooperate in good faith with each other with respect to the defense of any such matter.

(b)           No Indemnified Party may settle or compromise any claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder without the prior written consent of the Indemnifying Party, unless such settlement, compromise or consent includes an unconditional release of the Indemnifying Party from all liability arising out of such claim.  An Indemnifying Party may not, without the prior written consent of the Indemnified Party, settle or compromise any claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder unless such settlement, compromise or consent includes an unconditional release of the Indemnified Party from all liability arising out of such claim.

(c)           In the event an Indemnified Party claims a right to payment pursuant to this Agreement, such Indemnified Party will send written notice of such claim to the appropriate Indemnifying Party with a copy of such notice to the Escrow Agent.  Such notice will specify the basis for such claim.  As promptly as possible after the Indemnified Party has given such notice, such Indemnified Party and the appropriate Indemnifying Party will establish the merits and amount of such claim (by mutual agreement, litigation, arbitration or otherwise) and, within ten (10) Business Days of the final determination of the merits and amount of such claim, the Indemnifying Party will pay to the Indemnified Party immediately available funds in an amount equal to such claim as determined hereunder; provided, that in the event the Indemnifying Party is the Shareholder, the Noteholder or the Phantom Unit Holders, the Shareholder, the Noteholder or the Phantom Unit Holder Representative, as the case may be, will provide written notice to the Escrow Agent pursuant to the terms of the Escrow Agreements instructing the Escrow Agent to disburse, and the Escrow Agent will disburse, from the Indemnification Escrow Amount to the Indemnified Party immediately available funds in an amount equal to such claim as determined hereunder.

(d)           Notwithstanding anything to the contrary contained herein, the Shareholder shall have sole and exclusive authority with respect to the rights and obligations of the Indemnifying Party with respect to the Shareholder Portion of the Indemnification Escrow Amount and the Working Capital Escrow Amount under the Escrow Agreement (Shareholder), and the Noteholder shall have sole and exclusive authority with respect to the rights and obligations of the Indemnifying Party with respect to the Noteholder Portion of the Indemnification Escrow Amount and the Working Capital Escrow Amount under the Escrow Agreement (Noteholder).  The Phantom Unit Portion of the Indemnification Escrow Amount and the Working Capital Escrow Amount under the Escrow Agreement (Phantom Unit Holder) will be distributed in the same manner and at the same time as the Noteholder Portion of the Indemnification Escrow Amount and the Working Capital Escrow Amount under the Escrow Agreement (Noteholder), except in the case of Purchaser Losses which are the subject of Section 13.3(c), in which case no distribution will be made from the Phantom Unit Portion of the Escrow Amount.

(e)           If a Purchaser Indemnified Party makes a claim against the Shareholder, the Noteholder or the Phantom Unit Holders under Section 13.3(a), Section 13.5(a) or Section 13.6(a), respectively, for breach of representations and warranties in Article IV, and the Purchaser Indemnified Party resolves, settles or otherwise compromises such claim with one such party but not all, Purchaser agrees to provide written notice of such resolution, settlement or compromise to the other parties with ten (10) days of such resolution, settlement or compromise.

(f)           The indemnification procedures set forth in this Section 13.8(a) and Section 13.8(b) shall not apply to any Action by any Governmental Entity related to Taxes, which are addressed in Section 10.4.

13.9         Limitations.

(a)           The Shareholder, the Noteholder and the Phantom Unit Holders shall only have liability to the Purchaser Indemnified Parties or any other Person hereunder, and the Purchaser shall only have liability to the Shareholder Indemnified Parties, the Noteholder Indemnified Parties and the Company Indemnified Parties, and any other Person hereunder, if the claim for which indemnification is sought was the subject of a written notice given by the Indemnified Party pursuant to Section 13.8 within the applicable period following the Closing Date specified in Section 13.1.

(b)           Notwithstanding anything to the contrary in this Agreement and except for Purchaser Losses arising out of  a claim for (i) fraud, or (ii) a breach of a Fundamental Representation by the Shareholder, the Noteholder or the Company,  the Shareholder, the Noteholder and the Phantom Unit Holders shall have no liability to any Purchaser Indemnified Party hereunder to the extent the aggregate amount of Purchaser Losses payable by the Shareholder, the Noteholder or the Phantom Unit Holders, as the case may be, hereunder exceeds the then-current amount of the funds held pursuant to the Escrow Agreement (Shareholder), the Escrow Agreement (Noteholder) and the Escrow Agreement (Phantom Unit Holder), respectively, and any liability under this Agreement to any Purchaser Indemnified Party shall be satisfied solely from such amounts.

(c)           Purchaser Losses arising under Section 13.2(a) out of or to the extent related to a breach of a Fundamental Representation by the Shareholder shall be subject to the Shareholder Cap.  Purchaser Losses arising under Section 13.4(a) out of or to the extent related to a breach of a Fundamental Representation by the Noteholder shall be subject to the Noteholder Cap.

(d)           The remedies provided in this Article XIII, Section 8.6 and Section 12.2 shall be the sole and exclusive remedies of the Parties hereto from and after the Closing in connection with any claim or action arising out of this Agreement other than claims for fraud or a breach of Section 8.1 (Further Actions).

(e)           Notwithstanding anything herein to the contrary, except with respect to a breach of a Fundamental Representation or a representation or warranty in Section 4.7 or fraud, no Purchaser Indemnified Party shall assert any claim for indemnification pursuant to Section 13.3(a), Section 13.5(a) or Section 13.6(a) unless and until the aggregate amount of Purchaser Losses that would otherwise be payable pursuant to this Article XIII with respect to all such claims exceeds $1,500,000, and then only to the extent of such excess, subject to the other limitations set forth in Section 13.9.

(f)            In no event shall any Party have any liability to any Person for lost profits, consequential, exemplary or punitive damages arising out of or in any manner relating to this Agreement in the absence of fraud, provided, however, that such limitation shall not be construed to limit an Indemnified Party’s ability to recover under this Agreement any Losses resulting from a claim pursuant to which a third party has been awarded lost profits, consequential, exemplary or punitive damages or any losses resulting from the fraud of a Party.

(g)           The amount of any Losses payable under this Article XIII by any Indemnifying Party shall be net of any amounts recovered by the Indemnified Party (i) under applicable insurance policies after taking into account all deductibles paid in connection therewith and any increase or expected increase in premiums that result from making any claim for insurance or (ii) from any other Person alleged to be responsible therefor.  The amount of any Losses payable under this Article XIII by any Indemnifying Party shall be also be net of any Tax benefit actually realized by the Indemnified Party arising from the incurrence or payment of any such indemnified Loss.  For purposes of the preceding sentence, the Tax benefit actually realized by an Indemnified Party shall mean, with respect to a taxable year of the Indemnified Party and without duplication, the excess, if any, of (i) such Indemnified Party’s cumulative liability for Taxes through the end of such taxable year, calculated by excluding any Tax items attributable to the indemnified Loss for all taxable years, over (ii) such Indemnified Party’s actual cumulative liability for Taxes through the end of such taxable year, calculated by taking into account any Tax items attributable to the indemnified Loss for all taxable years (to the extent permitted by relevant Tax law and treating such Tax items as the last items claimed for any taxable year), such Indemnified Party’s calculation (which calculation shall be made in good faith and shall be accompanied by a reasonably detailed explanation delivered to the Indemnifying Party and such other information as it reasonably requested by the Indemnifying Party) being binding on all parties hereto without any other party’s review of any books, records or Tax Returns of such Indemnified Party.   If the Indemnified Party receives any amounts under applicable insurance policies (after taking into account all deductibles paid in connection therewith and any increase in premiums that result from making any claim for insurance), or from any other Person alleged to be responsible for any Losses, subsequent to an indemnification payment by the Indemnifying Party, then such Indemnified Party shall promptly reimburse the Indemnifying Party for any payment made or expense incurred by such Indemnifying Party in connection with providing such indemnification payment up to the amount received by the Indemnified Party, net of any expenses incurred by such Indemnified Party in collecting such amount.

(h)           If the Indemnified Party receives any payment from an Indemnifying Party in respect of any Losses pursuant to this Article XIII and the Indemnified Party could recover (or could have recovered) all or part of such Losses from a third party (a “Potential Contributor”) based on the underlying claim asserted against the Indemnifying Party, the Indemnified Party shall assign such of its rights to proceed against the Potential Contributor as are necessary to permit the Indemnifying Party to recover from the Potential Contributor the amount of such payment.

(i)            Notwithstanding anything to the contrary contained herein, for purposes of calculating the amount of indemnification Losses or Damages under Article XIII of this Agreement (but not determining whether a breach has occurred), any materiality, Material Adverse Effect or similar qualifier contained in the representations or warranties in Article II, Article III, Article IV and Article V will be disregarded once the amount of Losses or Damages with respect to breaches of the specific representation or warranty at issue exceed $25,000 in the aggregate, except that the foregoing shall not apply for purposes of calculating the amount of indemnification Losses or Damages under Article XIII of this Agreement arising out of or resulting from a breach of Section 4.6(a) (Financial Statements; No Liabilities) or Section 4.12 (Absence of Certain Changes or Events).

(j)            Notwithstanding anything herein to the contrary, no Shareholder Indemnified Parties, Noteholder Indemnified Parties or Company Indemnified Parties shall assert any claim for indemnification pursuant to Section 13.7(a) unless and until the aggregate amount of Damages that would otherwise be payable pursuant to this Article XIII with respect to all such claims exceeds $1,500,000, and then only to the extent of such excess.

13.10       Characterization of Indemnification Payments.  Except as otherwise required by Applicable Law, the Parties shall treat any indemnification payment made hereunder as an adjustment to the Per Share Stock Purchase Price.  Without intending to modify any other section of this Article, any indemnification payments to be made from the Shareholder Portion of the Indemnification Escrow Amount are intended as a post-closing adjustment to the Per Share Stock Purchase Price reflecting circumstances as may have existed as of the Closing Date and not as a contingent payment with respect to any events that may or may not take place after the Closing Date.

ARTICLE XIV

MISCELLANEOUS PROVISIONS

14.1         Notices.  All notices, communications and deliveries under this Agreement will be made in a writing signed by or on behalf of the Party making the same, will specify the Section under this Agreement pursuant to which it is given or being made, and will be delivered personally or by facsimile transmission or sent by registered or certified mail (return receipt requested) or by overnight delivery through a nationally recognized firm (with evidence of delivery and postage and other fees prepaid) as follows:

To the Purchaser:	Worthington Steel of Michigan, Inc. 200 Old Wilson Bridge Road Columbus, OH 43085 Attention: Dale T. Brinkman Facsimile: 614-840-3706
with a copy (which shall not constitute notice) to:	Vorys, Sater, Seymour and Pease LLP 52 East Gay Street Columbus, OH 43215 Attention: Elizabeth Turrell Farrar Facsimile: 614-719-4708
To the Shareholder:	Angus Industries, Inc. Employee Stock Ownership Trust c/o North Star Trust Company, as Trustee 500 West Madison Street Suite 3150 Chicago, IL 60661-2511 Attention: H. Hommel Facsimile: 312-559-9762
with a copy (which shall not constitute notice) to:	Steiker, Fischer, Edwards & Greenapple, P.C. 10 Shurs Lane, Suite 102 Philadelphia, PA 19127 Attention: James G. Steiker Facsimile: 215-508-2500
To the Noteholder:
William Blair Mezzanine Capital Fund III, L.P.
c/o William Blair Mezzanine Capital Partners III, L.L.C.
303 West Madison Street, Suite 2100
Chicago, IL 60606
Attention:   Daniel E. Pansing
Facsimile:    312-592-6112

with a copy (which shall not constitute notice) to:	McDermott Will & Emery LLP 227 West Monroe Street Chicago, IL 60606-5096 Attention: Michael L. Boykins Facsimile: 312-984-7700
To the Phantom Unit Holder Representative:	Robert A. Kluver 4601 Golf Course Road Watertown, SD 57201

with a copy (which shall not constitute notice) to:	Reinhart Boerner Van Deuren s.c. 1000 North Water Street, Suite 1700 Milwaukee, WI 53202 Attention: Albert S. Orr Facsimile: 414-298-8097
To the Company prior to Closing:	Angus Industries, Inc. 315 Airport Drive, P.O. Box 610 Watertown, SD 57201 Attention: Robert A. Kluver Facsimile: 605-884-1477
with a copy (which shall not constitute notice) to:
Morgan, Lewis & Bockius LLP
1717 Main Street, Suite 3200
Dallas, TX 75201-7347
Attention:   A. Kober
Facsimile:    214-466-4001

and

Morgan, Lewis & Bockius LLP
300 South Grand Avenue, Suite 2200
Los Angeles, CA  90071-3132
Attention:   Scott E. Adamson
Facsimile:    213-612-7365

or to such other representative or at such other address of a Party as such Party may furnish to the other Parties in writing.  Any such notice, communication or delivery will be deemed given or made (a) on the date of delivery if delivered in person, (b) on the first (1st) Business Day after delivery to a customer service representative of a nationally recognized overnight delivery firm if sent by overnight mail, (c) upon transmission by facsimile if a customary confirmation of transmission is received or (d) on the fifth (5th) Business Day after it is mailed by registered or certified mail.

14.2         Schedules, Exhibits and Attachments.  The Schedules, Exhibits and Attachments to this Agreement are hereby incorporated into this Agreement and are hereby made a part of this Agreement as if set out in full in this Agreement.

14.3         Assignment; Successors in Interest.  No assignment or transfer by any Party of its rights and obligations under this Agreement will be made except with the prior written consent of the other Parties to this Agreement; except that the Purchaser may assign its rights under this Agreement to a wholly-owned Subsidiary, provided that such assignment shall not relieve Purchaser of its obligations hereunder.  This Agreement will be binding upon and will inure to the benefit of the Parties and their successors and permitted assigns, and any reference to a Party will also be a reference to a successor or permitted assign.  Any assignment or transfer in violation of this Section 14.3 shall be void and of no force and effect.

14.4         Number; Gender.  Whenever the context so requires, the singular number will include the plural and the plural will include the singular, and the gender of any pronoun will include the other genders.

14.5         Captions.  The titles, captions and table of contents contained in this Agreement are inserted in this Agreement only as a matter of convenience and for reference and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision of this Agreement.  Unless otherwise specified to the contrary, all references to Articles and Sections are references to Articles and Sections of this Agreement and all references to Schedules, Exhibits or Attachments are references to Schedules, Exhibits or Attachments, respectively, to this Agreement.

14.6         Controlling Law; Amendment.  This Agreement will be governed by and construed and enforced in accordance with the internal laws of the State of Delaware without reference to its choice of law rules.  This Agreement may not be amended, modified or supplemented except by written agreement of the Parties.

14.7         Consent to Jurisdiction, Etc.  Each of the Parties hereby irrevocably consents and agrees that any Action arising in connection with any disagreement, dispute, controversy or claim arising out of or relating to this Agreement or any Ancillary Document (for purposes of this Section 14.7, a “Legal Dispute”) shall be brought only in the exclusive jurisdiction of the courts of the State of Delaware or the federal courts located in the State of Delaware.  The Parties agree that, after a Legal Dispute is before a court as specified in this Section 14.7 and during the pendency of such Legal Dispute before such court, all Actions with respect to such Legal Dispute or any other Legal Dispute, including, without limitation, any counterclaim, cross-claim or interpleader, shall be subject to the exclusive jurisdiction of such court.  Each of the Parties hereby waives, and agrees not to assert, as a defense in any Legal Dispute brought in any such court, that it is not subject to the jurisdiction of such court, that such Party’s property is exempt or immune from execution by such court, that the Action is brought in an inconvenient forum or that the venue of the Action is improper.  Each Party hereto agrees that a final judgment in any Action described in this Section 14.7 after the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law.

14.8         Severability.  Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Agreement, and any such prohibition or unenforceability in any jurisdiction will not invalidate or render unenforceable such provision in any other jurisdiction.  To the extent permitted by Applicable Law, the Parties waive any provision of Applicable Law which renders any such provision prohibited or unenforceable in any respect.

14.9         Counterparts.  This Agreement may be executed in two (2) or more counterparts, each of which will be deemed an original, and it will not be necessary in making proof of this Agreement or the terms of this Agreement to produce or account for more than one (1) of such counterparts.  Counterparts may be delivered by facsimile or e-mail.

14.10       Waiver.  Any agreement on the part of a Party to any extension or waiver of any provision of this Agreement will be valid only if set forth in an instrument in writing signed on behalf of such Party.  A waiver by a Party of the performance of any covenant, agreement, obligation, condition, representation or warranty will not be construed as a waiver of any other covenant, agreement, obligation, condition, representation or warranty.  A waiver by any Party of the performance of any act will not constitute a waiver of the performance of any other act or an identical act required to be performed at a later time.

14.11       Integration.  This Agreement and any certificates or other documents executed or delivered pursuant to or contemplated by this Agreement supersede all prior negotiations, agreements and understandings among the Parties with respect to the subject matter of this Agreement, provided that the Confidentiality Agreement shall remain in full force and effect.

14.12       Transaction Costs.  Except as provided in this Agreement, (a) the Purchaser will pay its own fees, costs and expenses incurred in connection with this Agreement and the Contemplated Transactions, including the fees, costs and expenses of its financial advisors, accountants and counsel, and (b) the Company will pay the fees, costs and expenses of the Shareholder, the Noteholder and the Company incurred in connection with this Agreement and the Contemplated Transactions, including the fees, costs and expenses of their financial advisors, accountants and counsel (with respect to each party, “Transaction Costs”).  Any Transaction Costs of the Company, the Noteholder or the Shareholder not either (i) paid prior to Closing or (ii) reflected in the calculation of Equity Value shall be included in the calculation of Final Net Working Capital as Current Liabilities.

14.13       Third-Party Beneficiaries.  Except pursuant to Section 6.8 and except for obligations owed to the Indemnified Directors of the Company under the Director Indemnification Agreements and obligations owed to Indemnified Parties hereunder, no provision of this Agreement shall create any third-party beneficiary or other rights in any Person, including any employee or former employee (including any beneficiary or dependent thereof) of the Company or of any of its Affiliates.

14.14       Replacement Trustee.  From and after Closing, the Purchaser agrees that it will not, and will not permit the Company to, replace North Star Trust Company as trustee of the ESOP, except that the Purchaser may, and may cause the Company to, replace North Star Trust Company as trustee of the ESOP in accordance with Article VI of the ESOP Trust Agreement but only if the replacement trustee is an independent, third party engaged, either directly or through any predecessor, subsidiary or Affiliate, for at least ten (10) years on a national basis in the business of serving as a trustee for employee retirement plans subject to ERISA and has assets equal to or greater than those of North Star Trust Company.

14.15       Attorneys’ Fees.  Without limiting any right to recover Damages in accordance with Article XIII, in any action arising out of this Agreement prior to Closing or as a result of fraud, the prevailing Party or Parties shall be entitled to receive, in addition to any other award, such Party’s or Parties’ reasonable attorneys’ fees and costs incurred in such action to the extent actually incurred and reasonably necessary in connection therewith and to the extent determined by the judge or arbitrator at such trial or other proceeding.

14.16       Certain Definitions.

“Adjusted Equity Value” means an amount equal to: (a) the Equity Value plus (b) the Net Working Capital Excess or minus (c) the Net Working Capital Deficit, as applicable.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person.  For purposes of this definition, “control,” when used with respect to any specified Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings corresponding to the foregoing; provided, however, that for purposes of this Agreement, neither the Shareholder nor the Noteholder shall be considered an “Affiliate” of the Company or any of its Subsidiaries.

“Aggregate Cancelled Phantom Unit Holder Reduction Amount” means the sum of the Phantom Unit Holder Reduction Amount attributable to each Cancelled Phantom Unit.

“Aggregate Closing Payment” means the Per Share Closing Payment multiplied by 35,955.982, which amount equals the sum of: (i) the number of shares of stock issued and outstanding; (ii) 9,337; and (iii) the number of Phantom Units outstanding immediately prior to the Closing.

“Aggregate Phantom Unit Amount” means the aggregate difference between the Phantom Unit Holder Closing Cash Amount and the aggregate amount the Phantom Unit Holders are entitled to receive pursuant to the Phantom Unit Plans.

“Aggregate Phantom Unit Holder Reduction Amount” means the sum of the Aggregate Cancelled Phantom Unit Holder Reduction Amount and the Aggregate Rollover Phantom Unit Holder Reduction Amount.

“Aggregate Rollover Phantom Unit Holder Reduction Amount” means the sum of the Phantom Unit Holder Reduction Amount attributable to each Rollover Phantom Unit.

“Aggregate Warrant Exercise Price” means the aggregate strike price for the shares of capital stock of the Company issuable upon exercise of the warrants redeemed pursuant to the Redemption Agreement.

“Ancillary Documents” means the Company Ancillary Documents, the Shareholder Ancillary Documents, the Noteholder Ancillary Documents and the Purchaser Ancillary Documents.

“Applicable Law” means, with respect to any Person, any domestic or foreign, federal, state or local statute, law, ordinance, rule, administrative interpretation, regulation, order, writ, injunction, decree or other requirement of any Governmental Entity applicable to such Person or any of its properties, assets, officers, directors, employees, consultants or agents (in connection with such officer’s, director’s, employee’s, consultant’s or agent’s activities on behalf of such Person).

“Authorization” means any authorization, approval, consent, certificate, license, permit or franchise of or from any Governmental Entity or pursuant to any Applicable Law.

“Benefit Plan” means any “employee benefit plan” as defined in ERISA Section 3(3), including any (a) nonqualified deferred compensation or retirement plan or arrangement which is an Employee Pension Benefit Plan (as defined in ERISA Section 3(2)), (b) qualified defined contribution retirement plan or arrangement which is an Employee Pension Benefit Plan, (c) qualified defined benefit retirement plan or arrangement which is an Employee Pension Benefit Plan (including any Multiemployer Plan (as defined in ERISA Section 3(37)), (d) Employee Welfare Benefit Plan (as defined in ERISA Section 3(1)), (e) a fringe benefit plan or program (resulting in an annual cost to the Company and its Subsidiaries in excess of $100,000), or (f) stock purchase, stock option, severance pay, employment, change-in-control, vacation pay, company awards, salary continuation, sick leave, excess benefit, bonus or other incentive compensation, life insurance, or other employee benefit plan, contract, program, policy or other arrangement, whether or not subject to ERISA, under which any present or former employee of the Company or any of its Subsidiaries has any present or future right to benefits sponsored or maintained by the Company, any Subsidiary of the Company or any ERISA Affiliate.

“Books and Records” means minute books and books of account.

“Business Day” means any day except Saturday, Sunday or any day on which banks are generally not open for business in New York City.

“Closing Indebtedness” means the Indebtedness or other Liabilities described on (a) Attachment 14.16, including, for the avoidance of doubt, the Exit Fee payable pursuant to that certain Exit Fee Letter, dated September 10, 2004, to the Company from the Noteholder, but excluding, for the avoidance of doubt, the Redemption Note; or (b) Exhibit II.B of the Flow of Funds.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Ancillary Documents” means the certificates to be provided by Company pursuant to Section 11.2(a) and Section 11.2(b) of this Agreement.

“Company Losses” means the Damages of the Company Indemnified Parties described in Section 13.7.

“Confidentiality Agreement” means the letter agreement dated August 19, 2011 by and between the Purchaser and the Company.

“Contemplated Transactions” means the transactions contemplated by this Agreement, the Ancillary Documents and the other documents contemplated by or referred to in this Agreement.

“Contracts” means all contracts, agreements, leases (including leases of real property), licenses, re-seller agreements, commitments, sales and purchase orders, and similar undertakings.

“Current Assets” means the sum of the items designated as Current Assets (and not Excluded Current Assets) on Attachment 1.5(a).

“Current Liabilities” means the sum of the items designated as Current Liabilities (and not Excluded Current Liabilities) on Attachment 1.5(a), excluding for the avoidance of doubt, any Transaction Costs that the Company directs the Purchaser to pay on the Company’s behalf at Closing.

“Deferred Compensation Plan” means the nonqualified deferred compensation plans of the Company listed on Attachment 9.2.

“Disclosure Schedules” means the schedules delivered in connection with this Agreement.

“Encumbrances” means all mortgages, liens, pledges, security interests, claims, restrictions and encumbrances of any nature whatsoever and similar instruments or legal constructs.

“Enterprise Value” means $180,000,000.

“Environmental and Safety Requirements” means all current federal, state and local statutes, regulations, ordinances and similar provisions having the force or effect of law, all judicial and administrative orders and determinations and all common law concerning worker health and safety, pollution, protection of the environment or hazardous substances or wastes, including, without limitation, CERCLA.

“Equity Securities” means (a) shares of capital stock, and (b) options, warrants or other rights convertible into, or exercisable or exchangeable for, directly or indirectly, or otherwise entitling any Person to acquire, directly or indirectly, shares of capital stock.

“Equity Value” means the sum of (a) the Enterprise Value less (b) the amount of Closing Indebtedness of the Company and its Subsidiaries as of the Closing Date, less any Transaction Costs that the Company directs the Purchaser to pay on the Company’s behalf at Closing.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity which is a member of a “controlled group of corporations” with, under “common control” with or a member of an “affiliated services group” with, the Company or any of its Subsidiaries, as defined in Section 414(b), 414(c), 414(m) or 414(o) of the Code.

“Escrow Agent” means Wells Fargo Bank, National Association.

“Escrow Agreement (Noteholder)” means the Escrow Agreement (Noteholder) in substantially the form of Exhibit C.

“Escrow Agreement (Phantom Unit Holder)” means the Escrow Agreement (Phantom Unit Holder) in substantially the form of Exhibit A.

“Escrow Agreement (Shareholder)” means the Escrow Agreement (Shareholder) in substantially the form of Exhibit B.

“Escrow Agreements” means the Escrow Agreement (Phantom Unit Holder), the Escrow Agreement (Shareholder) and the Escrow Agreement (Noteholder) together.

“ESOP” means the Plan and the trust which is a part of the Plan.

“ESOP Participants” means participants in the ESOP as defined in the ESOP.

“Expense Fund Escrow Agent” means The Private Bank.

“Expense Fund Escrow Agreement” means that certain escrow agreement between the Noteholder, the Phantom Unit Holder Representative and the Expense Fund Escrow Agent.

“Final Purchase Price” means an amount equal to the Aggregate Closing Payment adjusted to reflect the Net Working Capital Excess or the Net Working Capital Deficit, as applicable, rather than the Estimated Net Working Capital Excess or Estimated Net Working Capital Deficit, as applicable, and with no other adjustments.

“Fundamental Representations” means the representations and warranties of the Shareholder in Article II and the Noteholder in Article III and the Company in Section 4.2(a) (Capitalization) and Section 4.3(b) (Subsidiaries).

“GAAP” means generally accepted accounting principles in the United States of America as in effect from time to time, consistently applied.

“Governmental Entity” means any foreign, domestic, federal, territorial, state or local governmental authority, quasi governmental authority, instrumentality, court, government or self regulatory organization, governmental commission, tribunal or organization or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing.

“HSR Act” means Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Income Tax Return” means a Tax Return with respect to a Tax based on net income, net profits, or capital, or similarly based, regardless of how such Tax is denominated by a Governmental Entity, but shall not include gross receipts, sales, use, personal or real property Tax Returns.

“Indebtedness” means, as to any Person: (a) indebtedness created, issued or incurred by such Person for borrowed money (whether by loan or the issuance and sale of debt securities); (b) obligations of such Person to pay the deferred purchase or acquisition price of property or services, other than trade accounts payable arising, and accrued expenses incurred, in the Ordinary Course of Business; (c) indebtedness of others secured by an Encumbrance on the property of such Person, whether or not the respective indebtedness so secured has been assumed by such Person; (d) obligations of such Person in respect of letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person; and (e) indebtedness (as described in clauses (a) through (d) above) of others guaranteed by such Person.

“Indemnification Escrow Amount” means $20,250,000.

“Indemnified Directors” means Robert A. Kluver, Dennis E. Eagan, Gary H. Gottschalk, Daniel E. Pansing, Ronald W. Wheeler, and Bob Spolum.

“Individual Phantom Unit Holder Portion” means (x) the number of Cancelled Units held by the Phantom Unit Holder multiplied by the Per Share Closing Payment reduced by the Cancelled Phantom Unit Holder Reduction Amount attributable to such Cancelled Phantom Units divided by (y) the Aggregate Cancelled Phantom Unit Holder Closing Cash Amount.

“Industrial Revenue Bonds” means industrial revenue bonds issued by the Industrial Development Board of the Town of Greenville, Tennessee, and economic development revenue bonds issued by the South Dakota Economic Development Finance Authority.

“Intellectual Property” means all (a) patents, patent applications, and related extensions, continuations, continuations-in-part, divisions, reissues and reexaminations, (b) trademarks, service marks, domain names, logos, and trade names, together with the goodwill associated with any of the foregoing, (c) copyright rights and (d) know-how, trade secrets, confidential and proprietary information.

“Inventory” means all inventories of raw materials, work-in-progress and finished goods inventory.

“Key Employees’ Obligations” means the sums required to satisfy, in full, the Company’s obligations under the Deferred Compensation Plan.

“Knowledge” means, (i) with respect to the Company, all facts actually known by Robert A. Kluver, William F. Knese, Jay Roths and Martin J. Comes after reasonable inquiry and diligence with respect to the matters at hand and (ii) with respect to the Purchaser, all facts actually known by Matthew Lockard after reasonable inquiry and diligence with respect to the matters at hand.

“Liability” means any liabilities or obligations whether absolute or contingent or due or to become due.

“Lien” means, with respect to any property or asset, any lien, mortgage, pledge, charge, security interest or other encumbrance in respect of such property or asset, other than any license or sublicense of Intellectual Property.

“Losses” means Purchaser Losses, Shareholder Losses, Noteholder Losses and Company Losses.

“Material Adverse Effect” means, with respect to any Person, an effect that is both material and adverse, on the assets, liabilities, properties, business, operations, financial condition, results or operations of such Person and its Subsidiaries taken as a whole, provided however, that Material Adverse Effect shall not include any adverse change, event or effect that is caused by conditions affecting the economy or the financial markets of the United States generally, but not in a manner that disproportionately affects the Company.  Unless otherwise provided in the applicable reference, the “Person” shall mean the Company.

“Net Working Capital” means Current Assets less Current Liabilities.

“Net Working Capital Deficit” means the amount by which Final Net Working Capital is less than the Net Working Capital Target.

“Net Working Capital Excess” means the amount by which Final Net Working Capital exceeds the Net Working Capital Target.

“Net Working Capital Target” means $15,425,000.

“Noteholder Ancillary Documents” means the Escrow Agreement (Noteholder) and the certificates to be provided by Noteholder pursuant to Section 11.2(a) and Section 11.2(b) of this Agreement.

“Noteholder Cap” means the amount (less interest) paid to the Noteholder pursuant to the Redemption Note less amounts paid to Purchaser pursuant to the Escrow Agreement (Noteholder).

“Noteholder Disclosure Schedule” means the Disclosure Schedule delivered by the Noteholder.

“Noteholder Losses” means the Damages of the Noteholder Indemnified Parties described in Section 13.7.

“Noteholder Portion” means 26.43%.

“Noteholder’s Expense Fund Portion” means 57.70%.

“Noteholder/Phantom Unit Holder Expense Fund” means the amount of $500,000 deposited with the Expense Fund Escrow Agent pursuant to the Expense Fund Escrow Agreement to be used for the purposes set forth in the Expense Fund Escrow Agreement.

“Order” means any award, injunction, judgment, decree, order, ruling, subpoena or verdict or other decision issued, promulgated or entered by or with any Governmental Entity of competent jurisdiction.

“Ordinary Course of Business” means the ordinary course of business in a manner consistent with past practice of the Company and its Subsidiaries.

“Organizational Documents” means, with respect to any entity, the certificate of incorporation, articles of incorporation, by-laws, articles of organization, trust agreement (or declaration of trust, partnership agreement, limited liability company agreement, formation agreement, joint venture agreement or other similar organizational documents of such entity (in each case, as amended through the date of this Agreement).

“Other Antitrust Laws” means the antitrust and competition laws of all jurisdictions other than those of the United States of America.

“Parent” means Worthington Industries, Inc.

“Per Share Closing Payment” means an amount equal to the Per Share Stock Purchase Price calculated as if the Estimated Net Working Capital Excess or Estimated Net Working Capital Deficit, as applicable, were the Net Working Capital Excess or the Net Working Capital Deficit, as applicable.

“Per Share Stock Purchase Price” means the sum of:  (a) Adjusted Equity Value plus (b) the Aggregate Warrant Exercise Price, plus (c) the Aggregate Phantom Unit Holder Reduction Amount divided by the sum of: (i) the number of shares of stock issued and outstanding; (ii) 9,337 and (iii) the number of Phantom Units outstanding immediately prior to the Closing.

“Permitted Liens” means any of the following:  (a) Liens for Taxes and other governmental charges and assessments which are not yet due and payable, are being contested in good faith or which may hereafter be paid without penalty; (b) zoning, building and land use laws, ordinances, orders, decrees, restrictions and conditions imposed by any Governmental Entity; (c) other Liens listed in the Company Disclosure Schedule which arise in the Ordinary Course of Business and do materially and adversely interfere with the present use of the property or asset subject thereto or affected thereby or the value thereof; (d) purchase money Liens and Liens securing rental payments under capital lease arrangements; (e) all exceptions set forth in the Title Policies or otherwise discoverable based on a review of the Surveys; (f) easements, rights-of-way, servitudes, permits, surface leases and other rights with respect to surface obligations, including without limitation, pipelines, canals, ditches, reservoirs, or the like, conditions, covenants or other restrictions, and easements of or for streets, alleys, highways, pipelines, telephone lines, power lines, railways, and any other easements and rights-of-way to the extent reflected on the Title Policies or the Surveys; (g) any grants or reservations of surface or subsurface rights of others in and to the removal and mining or oil, gas or minerals, including rights of ingress and egress with respect thereto to the extent reflected in the Title Policies; and (h) Liens incurred in the Ordinary Course of Business in respect of pledges or deposits under workers’ compensation laws or similar legislation, carriers’, landlord’s, workmen’s, warehousemen’s, mechanics, laborer’s, materialmen’s or other similar Liens, if the obligations secured by such Liens are not delinquent.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, estate trust, association, unincorporated organization, Governmental Entity or other entity of any kind or nature.

“Phantom Unit Amendment Agreement” means an agreement to be executed by each holder of Phantom Units.

“Phantom Unit Holder” means a holder of the Phantom Units under the Phantom Unit Plans.  A list of each Phantom Unit Holder identifying the number of Phantom Units held by each Phantom Unit Holder (identifying each committed Phantom Unit, cancelled Phantom Unit and rollover Phantom Unit) and gross amount to which each Phantom Unit Holder is entitled, the amount of any Phantom Unit Holder Reduction Amount applicable to each Phantom Unit Holder, the net amount to which each Phantom Unit Holder is entitled to receive at Closing, the amount of any tax withholding and the amount deposited into the Escrow Account on behalf of each Phantom Unit Holder is attached at Attachment 6.7.

“Phantom Unit Holder Administrative Expense Fund” means the sum of $25,000 to be used for the purposes set forth in the Phantom Unit Amendment Agreement.

“Phantom Unit Holder Cap” means the portion of the Final Purchase Price paid to the Phantom Unit Holder less amounts paid to Purchaser pursuant to the Escrow Agreement (Phantom Unit Holder).

“Phantom Unit Holder Portion” means 19.37%.

“Phantom Unit Holder Reduction Amount” means the sum of the Aggregate Cancelled Phantom Unit Holder Reduction Amount and the Aggregate Rollover Phantom Unit Reduction Amount.

“Phantom Unit Holder Representative” means Robert A. Kluver.

“Phantom Unit Holder’s Expense Fund Portion” means 42.30%

“Plan” means the Angus Industries, Inc. Employee Stock Ownership Plan.

“Post-Closing Tax Period” means any Tax period or portion of a Straddle Period that is not a Pre-Closing Tax Period.

“Pre-Closing Tax Period” means any Tax period ending on or prior to the Closing Date and that portion of any Straddle Period ending on the Closing Date.

“Purchaser Ancillary Documents” means the Escrow Agreements and the certificates to be provided by Purchaser pursuant to Section 11.3(a) and Section 11.3(b) this Agreement.

“Purchaser Losses” means the Damages of the Purchaser Indemnified Parties described in Section 13.2, Section 13.3, Section 13.4, Section 13.5 and Section 13.6.

“Redemption Agreement” means the agreement pursuant to which the Company redeemed the warrants held by the Noteholder and delivered in consideration therefor the Redemption Note.

“Redemption Note” means that certain promissory note issued by the Company pursuant to the Redemption Agreement in the principal amount of $42,668,752.63.

“Registered Intellectual Property” means all Intellectual Property owned by (or exclusively licensed to) the Company or any of its Subsidiaries that is subject to registrations, applications for registration, or other filings with or issuance by any Governmental Entity, and including all internet domain name registrations by or on behalf of the Company or any of its Subsidiaries.

“Representatives” means with respect to any Person each of its directors, officers, partners, managers, members, advisors, attorneys, auditors, accountants, employees, agents or consultants.

“Schedules” means the Disclosure Schedules and any other schedule to this Agreement.

“Shareholder Ancillary Documents” means the Escrow Agreement (Shareholder) and the certificates to be provided by Shareholder pursuant to Section 11.2(a) and Section 11.2(b) of this Agreement.

“Shareholder Cap” means the portion of the Final Purchase Price paid to the Shareholder less amounts paid to Purchaser pursuant to the Escrow Agreement (Shareholder).

“Shareholder Disclosure Schedule” means the Disclosure Schedule delivered by the Shareholder.

“Shareholder Expense Fund” means the sum of $600,000 to be used for purposes set forth in the Shareholder Expense Fund Agreement.

“Shareholder Expense Fund Agreement” means that certain agreement between the ESOP Trustee and S with respect to the Shareholder Expense Fund.

“Shareholder Losses” means the Damages of the Shareholder Indemnified Parties described in Section 13.7.

“Shareholder Portion” means 54.20%

“Straddle Period” means a period that includes the Closing Date but does not end on the Closing Date.

“Subsidiary” as it relates to any Person, means with respect to such Person, any other Person of which the specified Person, either directly or through or together with any other of its Subsidiaries, owns more than 50% of the voting power in the election of directors or their equivalents.

“Taxes” means all taxes, assessments, charges, duties, tariffs, deficiencies, fees, levies or other governmental charges (including interest, fines, penalties or additions associated therewith), including, without limitation, income, franchise, capital stock, real property, personal property, tangible, withholding, employment, payroll, social security, social contribution, unemployment compensation, disability, transfer, sales, use, excise, gross receipts, value-added, alternative, estimated and all other taxes of any kind for which a Person may have any liability imposed by any Governmental Entity, whether disputed or not, or payable (i) pursuant to any tax sharing arrangement or any other Contract relating to sharing or payment or such tax, assessment, charge, duty, tariff, deficiency, fee, levy or other governmental charge or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group.

“Tax Return” means any report, return (including any information return), statement, schedule, notice, form, declaration or other information (including any schedule or attachment thereto or amendment thereof) required to be supplied to a Governmental Entity in connection with the determination, assessment, collection or payment of any Taxes or in connection with the administration, implementation or enforcement of or compliance with any Applicable Law relating to Taxes, including any estimated returns and reports of every kind, with respect to Taxes.

“Treasury Regulations” means the regulations promulgated under the Code by the United States Department of the Treasury.

“Trustee” means North Star Trust Company, in its capacity as Trustee of the ESOP and not in its corporate capacity, or the successor trustee of the ESOP.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended.

“Warranty Claims” means claims or alleged claims by the customer or end user for breach of warranty or similar claims for defective products, including those that result in a product recall, but excluding product liability claims for personal injury made by the injured party.

“Warranty Expense” means direct costs and Damages with respect to Warranty Claims but does not include costs associated with normal rework for customers incurred in the Ordinary Course of Business consistent with past practice and experience.  For the avoidance of doubt, such direct costs and Damages shall not include expense related to allocations of overhead or management time.

“Working Capital Escrow Amount” means $1,500,000.

The following is a list of the defined terms used in this Agreement and not otherwise defined in this Section 14.16:

Accounting Convention	1.5(b)
Accounts Receivable	4.25
Acquisition	Recitals
Action	4.14
Adjusted Purchase Price	10.8(c)
Aggregate Cancelled Phantom Unit Holder Amount	1.3(b)
Aggregate Cancelled Phantom Unit Holder Closing Cash Amount	1.3(c)
Aggregate Cash Surrender Value	9.2
Agreement	Preamble
Annual Financial Statements	4.6(a)
Asset Allocation	10.8(c)
Balance Sheet	4.6(a)
Balance Sheet Date	4.6(a)
Cancelled Phantom Units	Recitals
Closing	1.6
Closing Data	1.5(b)
Closing Date	1.6
Closing Date Balance Sheet	1.5(a)(ii)
Closing Net Working Capital Statement	1.5(a)(ii)
COBRA	4.15(e)
Committed Phantom Units	6.7
Company	Preamble
Company 401(k) Plan	8.1
Company Benefit Plans	4.15(a)
Company Closing Documents	4.4
Company Disclosure Schedule	Article IV
Company Indemnified Parties	13.7
Company Licenses	4.11
Company Securities	4.2(a)
Damages	13.2
Deferred Compensation Plan	9.2
Deferred Compensation Plan Supplement	9.2
Director Indemnification Agreement	7.4

Disclosure Schedule Supplement	6.6
DOJ	8.4(a)
Employment Agreements	4.16(a)
Estimated Balance Sheet	1.5(a)(i)
Estimated Closing Net Working Capital Statement	1.5(a)(i)(1)
Estimated Net Working Capital Amount	1.5(a)(i)(2)
Estimated Net Working Capital Deficit	1.5(a)(i)(3)
Estimated Net Working Capital Excess	1.5(a)(i)(3)
Extinguished Indebtedness	1.3(e)
FCPA	4.21
Final Net Working Capital Amount	1.5(a)(iii)
Financial Statements	4.6(a)
Financing	5.6
Flow of Funds	1.3(h)
FTC	8.4(a)
Guaranty	Recitals
HIPAA	4.15(e)
Indemnified Party	13.8(a)
Indemnifying Party	13.8(a)
Independent Accountants	1.5(a)(iii)
Interim Balance Sheet	4.6(a)
Interim Balance Sheet Date	4.6(a)
Interim Financial Statements	4.6(a)
Key Employee Incentive Compensation Agreements	Recitals
Key Management Phantom Unit Holder	Recitals
Leased Real Property	4.10(a)
Legal Dispute	14.7
Material Consents	11.2(c)(iv)
Material Contracts	4.13(b)
Material Customers	4.22
Material Suppliers	4.23
Most Recent Financial Statements	4.6(a)
Noteholder	Preamble
Noteholder Closing Documents	3.2
Noteholder Disclosure Schedule	Article II
Noteholder Indemnified Parties	13.7
Noteholder Letter of Credit	1.3(f)
Notice of Objection	1.5(a)(iii)
Owned Real Property	4.10(a)
Parties	Preamble
Party	Preamble
Payoff Letters	11.2
Permitted Encumbrances	4.10(b)(i)
Phantom Unit Amendment Agreements	Recitals
Phantom Unit Holder Indemnified Parties	13.7
Phantom Unit Plans	Recitals

Phantom Units	Recitals
Phase II-Type Investigation	7.5
Policies	4.17(i)
Post Signing Returns	6.9(a)
Potential Contributor	13.9(h)
Pre-Closing Tax Returns	10.1
Proposed Net Working Capital Amount	1.5(a)(ii)
Purchase Price	1.2
Purchase Price Deficit	1.5(e)
Purchase Price Excess	1.5(d)
Purchaser	Preamble
Purchaser Closing Documents	5.2
Purchaser Disclosure Schedule	Article V
Purchaser Indemnified Parties	13.2
Real Property	4.10(a)
Real Property Leases	4.10(c)(i)
Released Encumbrances	11.2(c)(vii)
Rollover Phantom Unit	Recitals
Section 338 Forms	10.8(b)
Section 338(h)(10) Election	10.8(b)
Shareholder	Preamble
Shareholder Closing Cash Amount	1.3(a)
Shareholder Closing Documents	2.2
Shareholder Disclosure Schedule	Article II
Shareholder Indemnified Parties	13.7
Shares	4.2(a)
Straddle Tax Returns	10.1(b)
Subsidiary Shares	4.3(b)
Surveys	4.10(b)(v)
Tail Coverage	6.8
Tail Coverage Premium	6.8
Tangible Personal Property	4.9(b)
Termination Date	12.1(a)
The Policies	4.10(b)(v)
Third Party Licenses	4.11(b)
Transaction Costs	14.12

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed, as of the date first above written.

WORTHINGTON STEEL OF MICHIGAN, INC.

By:	/s/ Dale T. Brinkman
Dale T. Brinkman
Vice President

ANGUS INDUSTRIES, INC.

By:	/s/ Robert A. Kluver
Robert A. Kluver
President

ANGUS INDUSTRIES, INC. EMPLOYEE STOCK OWNERSHIP TRUST

By:	North Star Trust Company, not in its corporate capacity but in its capacity as Trustee

By:	/s/ John H. Hommel
John H. Hommel
Senior Vice President

WILLIAM BLAIR MEZZANINE CAPITAL FUND III, L.P.

By:	WILLIAM BLAIR MEZZANINE CAPITAL PARTNERS III, L.L.C.

Its:	General Partner

By:	/s/ Daniel E. Pansing
Name:	Daniel E. Pansing
Its:	Managing Director

/s/ Robert A. Kluver
ROBERT A. KLUVER, not in his individual capacity but in his capacity as Phantom Unit Holder Representative

ATTACHMENTS

EXHIBITS

Exhibit A

Escrow Agreement
(Phantom Unit Holders)

Exhibit B

Escrow Agreement
(Shareholder)

Exhibit C

Escrow Agreement
(Noteholder)

Exhibit D

Noteholder Letter of Credit

DISCLOSURE SCHEDULES

Shareholder Disclosure Schedule

Noteholder Disclosure Schedule

Company Disclosure Schedule

Purchaser Disclosure Schedule